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TABLE OF CONTENTS
URANIUM RESOURCES, INC. AND CONSOLIDATED SUBSIDIARIES INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on August 16, 2004

Registration No. 333-117653

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment #1
to
FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

URANIUM RESOURCES, INC.
(Name of small business issuer in its charter)

Delaware (State or jurisdiction of incorporation or organization)	1094 (Primary Standard Industrial Classification Code No.)	75-2212772 (IRS Employer Identification No.)
650 South Edmonds, Suite 108, Lewisville, TX 75607 972-219-3330 (Address and telephone number of principal executive office and principal place of business)
THOMAS H. EHRLICH 650 South Edmonds, Suite 108 Lewisville, TX 75607 972-219-3330 (Name, Address and Telephone Number of Agent for Service)

Copies to:

ALFRED C. CHIDESTER
Baker & Hostetler LLP
303 East 17th Avenue Suite 1100
Denver, Colorado 80203
Phone No.: 303-764-4091
Fax No.: 303-861-2307

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:    As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462 (d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the Prospectus is expected to be made pursuant to Rule 434 check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price Per Unit(3)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(4)

Common Stock, par value $0.001 per share	112,846,759	$0.42	$45,764,389	$0

(1)
Total represents Common Stock issued in connection with the sale of Registrant's Common Stock in certain private placements and up to 5,625,000 additional shares of Common Stock issuable upon the exercise of share purchase warrants issued by the Registrant.

(2)
Pursuant to Rule 416 under the Securities Act of 1933, as amended, there are included in this registration such additional number of shares of Common Stock that may be issuable to prevent dilution resulting from stock splits, stock dividends or similar transaction.

(3)
The proposed maximum offering price is estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended. The proposed maximum offering price is based on: (i) as to 107,409,259 shares of Company Common Stock, the market price of $0.42 per share as of July 22, 2004, the average bid and asked price of the Common Stock on the Pink Sheets as of such date; and (ii) the exercise price of $0.12 per share of outstanding warrants to purchase 5,437,500 shares of Common Stock. The proposed maximum aggregate offering price is based upon the proposed maximum offering price per share multiplied by the respective total number of shares of Common Stock to be registered.

(4)
$5945.00 previously paid.

112,846,759 Shares of Common Stock for Resale by Certain Stockholders

Uranium Resources, Inc.

Common Stock

        This Prospectus, as amended, relates to the resale of up to 112,846,759 shares of the Company's Common Stock, par value $0.001 per share, that may be offered and sold, from time to time, by the Selling Stockholders identified in this Prospectus.

        The offering price for shares sold by Selling Stockholders will be negotiated through private transactions or will be at the prevailing market price as quoted on any exchanges on which the Company's shares are traded at the time of sale. Selling Stockholders may sell their shares directly or through agents or broker-dealers acting as agents on behalf of such Selling Stockholders. The Selling Stockholders may engage brokers, dealers or agents, who may receive commissions or discounts from the Selling Stockholders.

        Uranium Resources will not receive any of the proceeds from sales of shares by Selling Stockholders. Uranium Resources will pay substantially all the expenses incident to the registration of the shares, except for sales commissions and other expenses of Selling Stockholders applicable to sales of their respective shares.

        Uranium Resources' Common Stock is not currently listed on any national securities exchange or the NASDAQ Stock Market. Uranium Resources' Common Stock is quoted on the Pink Sheets under the symbol URIX. On July 22, 2004, the last reported sales price of Uranium Resources' Common Stock was $0.42 per share.

        Before you make your investment decision, please read carefully the "RISK FACTORS" section beginning on page 6, where specific risks associated with these securities are described.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

Our mailing address and telephone number is as follows:

Uranium Resources, Inc.
650 South Edmonds, Suite 108
Lewisville, TX, 75067
972-219-3330

The date of this Prospectus is August     , 2004

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

PROSPECTUS SUMMARY

        This summary of selected information from this Prospectus does not contain all information that may be important to you. This Prospectus includes specific terms of this offering, information about our business and financial data. We encourage you to read this Prospectus in its entirety before making an investment decision. See "GLOSSARY OF URANIUM INDUSTRY TERMS" on page 41 of this Prospectus for some relevant definitions.

The Offering

Trading Symbol	URIX
Common Stock Outstanding:	128,281,198 shares of Common Stock.
Common Stock Offered by Selling Stockholders
112,846,759 shares of Common Stock. This represents 84% of the total outstanding shares of Company Common Stock after issuance of all shares of Common Stocks issuable under the warrants registered hereunder.
Use of Proceeds
We will not receive any of the proceeds from sales of shares of Common Stock registered hereunder. We will pay substantially all the expenses incident to the registration of such shares, except for sales commissions and other expenses of Selling Stockholders.
Registration Rights	We agreed to register the shares of Common Stock subject to this Prospectus pursuant to various contractual arrangements with the Selling Stockholders.

Our Company

        We are located at 650 S. Edmonds Lane, Lewisville, Texas 75067. Our telephone number is 972-219-3330.

        We were organized in 1977 to mine uranium in the United States using the in situ leach mining process, a process in which groundwater fortified with oxidizing agents is pumped into the ore body causing the uranium contained in the ore to dissolve. The resulting solution is pumped to the surface where it is further processed to a dried form of uranium that is shipped to conversion facilities for sale to our customers. This process is generally more cost effective and environmentally benign than conventional mining techniques.

        We have the Kingsville Dome, Rosita and Vasquez properties in South Texas and properties in New Mexico. See "DESCRIPTION OF PROPERTIES" on page 18 of this Prospectus for a more detailed description. Since 1988 we have produced about 6.1 million pounds of uranium from two mines in South Texas. Our Kingsville Dome mine produced about 3.5 million pounds and the Rosita mine produced about 2.6 million pounds. Additional mineralized uranium materials exist at Kingsville Dome. The Rosita Property is essentially at the end of its productive capacity, although some minor mineralized uranium materials remain that may be produced.

        Because of depressed uranium prices in 1999, we reduced our payroll and shut-in our uranium producing properties. From August 2000 through February 2004, we have had to rely on equity infusions to remain in business. We have raised a total of approximately $6.5 million during that period, allowing us to maintain the critical employees and assets of the Company until such time that uranium prices reached a level where it was prudent to commence operations. During this period, uranium prices have ranged from a low of $7.10 per pound in 2001 to $18.50 as of July 12, 2004. Also during this period, we performed ongoing restoration and reclamation at certain of our wellfields at Rosita and Kingsville Dome under restoration agreements with the State of Texas and our bonding company that allowed us access to $3.2 million that had been pledged to secure restoration bonds.

        In the four years ended December 31, 2001 the carrying value of our properties reduced from $61.4 million to $708,000, including a writedown in the carrying value and a pre-tax charge to earnings of: $18.0 million in 1998 (of which $12.3 million was attributed for Kingsville Dome and $5.6 million was attributed for Rosita); $38.4 million in 1999; $1.4 million in 2000; and $475,000 in 2001. As of December 31, 2003, our uranium properties, plant and equipment had a net book value of about $684,000 compared to $716,000 at December 31, 2002.

        In May 2004, the Company completed the sale of 39,317,005 shares of Common Stock in two private placements at $0.15 per share, receiving cash of $5,897,550. With this funding we have commenced the development and mining of our Vasquez Property in South Texas. We project that of the $5.9 million, $2.9 million will be utilized for wellfield and plant capital and $0.9 million will be for initial cash bonding requirements. We project the balance, or approximately $2.1 million, will be utilized for product operating costs and overheads until the uranium is available for inventory financing prior to its sale. The first sale of our production is slated for January 2005, with 600,000 pounds of uranium scheduled for delivery in each of the years 2005 through 2008.

        The Company will require inventory financing of approximately $2.2 million. We are actively seeking that financing. Ultimate cash bonding requirements will amount to a projected $2.8 million, the majority of the collateral for which we anticipate will be funded via the proceeds from operations.

        During 2004, we also plan to continue working towards the completion of the Production Area Authorization #3 review at Kingsville Dome (see "LEGAL PROCEEDINGS" on page 20 of this Prospectus). It is anticipated that the review will be complete by early 2005, allowing for the commencement of production at Kingsville Dome later that year. The Company is currently evaluating contracting opportunities for the Kingsville Dome production.

RISK FACTORS

        Investing in our Common Stock will provide you with an equity ownership in Uranium Resources, Inc. As one of our stockholders, you will be subject to risks inherent to our business. The trading price of your shares will be affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions. The value of your investment may decrease, resulting in a loss. You should carefully consider the following factors as well as other information contained in this Prospectus before deciding to invest in shares of our Common Stock.

        The factors identified below are important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company. Where any such forward-looking statement includes a statement of the assumptions or bases underlying such forward-looking statement, we caution that, while we believe such assumptions or bases to be reasonable and make them in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward-looking statement, the Company or its management expresses an expectation or belief as to the future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but such future results may not occur or be accomplished. Taking into account the foregoing, the following are identified as important risk factors that could cause actual results to differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company.

The sale, or availability for sale, of substantial amounts of Common Stock in the public market may adversely affect the prevailing market price of Common Stock and may impair the Company's ability to raise additional capital by the sale of its equity securities.

        The Company has 128,281,198 shares of Common Stock outstanding and believes that all such shares will be freely transferable without restriction in the United States upon the effectiveness of this Registration Statement.

        In addition, 5,625,000 shares are reserved for issuance upon exercise of warrants; 10,847,020 shares are reserved for issuance upon the exercise of outstanding options granted under the Company's Option Plans; 180,000 shares may be issued upon the conversion of certain debt; and 3,555,203 shares may be issued upon the conversion of certain deferred compensation into shares. The Company believes that all of such shares will be freely transferable without restriction in the United States, subject to compliance, as to certain of the shares, with the provisions of Rule 144 under the Securities Act.

        The availability for sale of such a large amount of shares may depress the market price for our Common Stock and impair our ability to raise additional capital through the sale of Common Stock.

We have had operating losses in each of 2001, 2002 and 2003 and expect to have no revenues or operating income until 2005.

        We incurred losses of $330,000 in 2003, $2.9 million in 2002 and $3.8 million in 2001, and, since 2000, have had to rely on equity infusions to remain in business. In May 2004 we raised $5,897,550 in two private placements of Company Common Stock and began the process of commencing mining operations at our Vasquez Property. A majority of the funds will be used for wellfield and plant capital and initial cash bonding requirements, leaving less than one-half of the funds raised to pay for product operating costs and overheads until the resultant uranium product is available for inventory financing prior to its sale starting in January 2005. If the Company is unable to generate operating revenue prior to spending all such funds, it may not have the ability to fund operations on a going forward basis.

If we are unable to arrange inventory financing for our Vasquez production, we will be adversely affected.

        In relation to expected production from the Vasquez Property, we will require an inventory financing capability of approximately $2.2 million. While we are actively seeking that financing, there can be no assurance that we will obtain such financing. Without such financing, there is no assurance that we can achieve estimated sales of uranium product in 2005.

Our development of the Vasquez Property is dependent upon a Restoration Performance Agreement, the validity of which is being challenged in a lawsuit.

        Under a Restoration Performance Agreement with the Texas Department of Health, the Texas Commission on Environmental Quality ("TCEQ") and United States Fidelity and Guaranty Insurance Company, the Company resolved certain bonding issues by agreeing to fund ongoing groundwater restoration at the Kingsville Dome and Rosita mine sites at specified treatment rates, utilizing a portion of our cash flow from sales of uranium from the Vasquez Property as a substitute for additional bonding. Prior to reaching the agreement, the Texas Department of Health had requested an additional $3.5 million in additional financial security.

        The authority of the TCEQ and the Texas Department of Health to enter into the Restoration Performance Agreement is currently being challenged in a lawsuit filed in the 98th District Court, Travis County, Texas. See "LEGAL PROCEEDINGS." Although the Attorney General of the State of Texas is defending TCEQ and the Texas Department of Health in the suit, the Restoration Performance Agreement could be nullified if the plaintiffs are successful. In that event, there is no assurance that the Company could comply with Texas Department of Health's request for additional financial security or negotiate another alternative method of compliance. In that event, our license to mine in Texas may be rescinded or suspended and we would have no source of revenue and no viable business.

Because we have limited capital, inherent mining risks pose a significant threat to us.

        Because we are small with limited capital, we are unable to withstand significant losses that can result from inherent risks associated with mining, including environmental hazards, industrial accidents, flooding, interruptions due to weather conditions and other acts of nature. Such risks could result in damage to or destruction of our wellfield infrastructure and production facilities, as well as to adjacent properties, causing personal injury, environmental damage and processing and production delays, with the potential for significant monetary losses and possible legal liability.

We will need additional capital to mine properties other than the Vasquez Property.

        The mining business is capital intensive, and we will need to raise additional capital to begin mining at our Kingsville Dome property and our New Mexico properties.

More stringent federal and state regulations could adversely affect our business.

        If we are unable to obtain or maintain permits or water rights for development of our properties or otherwise fail to adequately manage future environmental issues, our operations could be materially and adversely affected. We have expended significant resources, both financial and managerial, to comply with environmental protection laws, regulations and permitting requirements and we anticipate that we will be required to continue to do so in the future. Although we believe our properties comply in all material respects with all relevant permits, licenses and regulations pertaining to worker health and safety as well as those pertaining to the environment, the historical trend toward stricter environmental regulation may continue.

If costs of production are higher than anticipated, then our profitability will be adversely affected.

        We are proceeding with operations at the Vasquez Property on the basis of estimated capital and operating costs. If capital and/or operating costs are greater than anticipated, then the profitability of the production from the Vasquez Property will be adversely affected. This reduced profitability will cause us to have less funds for other expenses, such as administrative and overhead expenses and further development of other properties.

Our estimates and assumptions in determining values or projecting future costs are subject to uncertainty.

        Our accounting policies involve the use of significant estimates and assumptions in determining values and projecting future costs. Specifically regarding the uranium properties, significant estimates are utilized to determine the carrying value of these assets. These assets have been recorded at their net realizable value for impairment purposes on a liquidation basis, which is less than our cost. The actual value realized from these assets may vary significantly from these estimates based upon market conditions, financing availability and other factors.

        Regarding our reserves for future restoration and reclamation costs, significant estimates are utilized in determining the future costs to complete ground water restoration and surface reclamation at our mine sites. The actual costs to conduct these activities may vary significant from these estimates.

        Such estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and, to the extent they vary from actual amounts, could have a material adverse effect on our financial condition.

The volatility of uranium prices makes our business uncertain.

        The volatility of uranium prices makes long-range planning uncertain and raising capital difficult. See "OVERVIEW OF URANIUM INDUSTRY" on page 13 of this Prospectus. The price of uranium is affected by numerous factors beyond our control, including the demand for nuclear power, political and economic conditions, and legislation and production and costs of production of our competitors. Imports of uranium, including imports of uranium from the former Soviet Union, have resulted in significant downward pressure on uranium prices.

The only market for uranium is nuclear power plants, and there are only a few customers.

        We are dependent on a small number of electric utilities that buy uranium for nuclear power plants. Because of the limited market for uranium, a reduction in purchases of newly-produced uranium by electric utilities for any reason (such as plant closings) would adversely affect the viability of our business. See "OVERVIEW OF URANIUM INDUSTRY."

The price of alternative energy sources affects the demand for and price of uranium.

        Generally lower prices of oil, gas, coal and hydro-electricity, as well as the possibility of developing other low cost sources for energy, have made and could continue to make nuclear power a less attractive fuel to generate electricity, thus resulting in lower demand for uranium. Maintaining the demand for uranium at current levels and future growth in demand will depend upon acceptance of nuclear technology as a means of generating electricity. See "OVERVIEW OF URANIUM INDUSTRY."

Public acceptance of nuclear energy is uncertain.

        Lack of public acceptance of nuclear technology would adversely affect the demand for nuclear power and increase the regulation of the nuclear power industry.

Our inability to obtain insurance would threaten our ability to continue in business.

        We currently have liability and property damage insurance that we believe is adequate. However, the insurance industry is undergoing change and premiums are being increased. If premiums should increase to a level we cannot afford, we could not continue in business.

Our inability to obtain bonding would threaten our ability to continue in business.

        If we are unable to comply with bonding requirements we would be unable to continue in business. As of December 31, 2003 we have estimated that our future restoration, decommissioning, decontamination and reclamation costs are about $4.3 million of which the present value amount of $3.3 million is recorded as a liability at this date. To secure this obligation, we have surety bonds totaling approximately $2.8 million at July 1, 2004, of which $464,000 was collateralized by cash on that date. Before we can commence operations at the Vasquez Property, we must post an additional $900,000 of financial security for such costs with the state of Texas. We expect to satisfy this requirement by offering letters of credit, but there is no assurance that it will be accomplished at this time.

        In addition, we anticipate that our future surety requirements will increase significantly when future development and production occurs at our sites in Texas and New Mexico. The amount of the surety for each producing property is subject to annual review and revision by regulators.

If we cannot add additional reserves to replace production in the future, we would not be able to remain in business.

        Our future uranium production, cash flow and income are dependent upon our ability to mine our current properties and acquire and develop additional reserves.

Competition from better capitalized companies impacts prices and our ability to acquire properties, capital and personnel.

        The amount of uranium produced by competitors or imported into the United States has a material impact on uranium prices. There is global competition for uranium properties, capital, customers and the employment and retention or qualified personnel. In the production and marketing of uranium there are about 15 major producing entities, some of which are government controlled and all of which are significantly larger and better capitalized than we are. We also compete with uranium recovered from the de-enrichment of highly enriched uranium obtained from the dismantlement of United States and Russian nuclear weapons and imports to the United States of uranium from the former Soviet Union.

PRICE RANGE OF COMMON STOCK

        Uranium Resources' Common Stock is not currently listed on any national securities exchange or the NASDAQ Stock Market. From August 22, 2001 until June 24, 2003 we were quoted on the OTCBB. Since June 25, 2003 we have been quoted on the Pink Sheets.

        The following table sets forth the high and low sales prices for the Common Stock as reported on the applicable markets for the periods indicated. The quotations reflect inter-dealer prices, without mark-up, mark-down or commission, and may not represent actual transactions:

	Common Stock
Fiscal Quarter Ending
	High	Low
June 30, 2004	$0.33	$0.20
March 31, 2004	0.38	0.25
December 31, 2003	0.30	0.12
September 30, 2003	0.29	0.02
June 30, 2003	0.10	0.035
March 31, 2003	0.08	0.04
December 31, 2002	0.12	0.035
September 30, 2002	0.13	0.09
June 30, 2002	0.18	0.09
March 31, 2002	0.17	0.09

        As of June 30, 2004 we had 128,281,198 shares of Common Stock outstanding. On that date there were approximately 200 holders of record.

        We have never paid any cash or other dividends on our Common Stock, and we do not anticipate paying dividends for the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward Looking Statements

        The following contains "forward-looking statements". These statements include, without limitation, statements relating to liquidity, financing of operations, continued volatility of uranium prices, estimates of future capital expenditures, and other such matters. The words "believes," "expects," "projects," "targets," or "estimates" and similar expressions identify forward-looking statements. The Company does not undertake to update, revise or correct any of the forward-looking information. Readers are cautioned that such forward-looking statements should be read in conjunction with the disclosures under the heading "RISK FACTORS" on page 6 of this Prospectus.

Plan of Operation and Liquidity

        As we reported previously, because of severely depressed uranium prices, in mid-1999 we reduced our payroll and shut in our producing uranium properties. From August 2000 through February 2004, we have had to rely on equity infusions to remain in business. We have raised a total of approximately $6.5 million allowing us to maintain the critical employees and assets of the Company until such time that uranium prices reached a level where it was prudent to commence operations. During this period uranium prices have ranged from a low of $7.10 per pound in 2001 to $18.50 at July 12, 2004. Also during this period, we performed ongoing restoration and reclamation at certain of our wellfields at Rosita and Kingsville Dome under restoration agreements with the State of Texas and our bonding company that allowed us access to $3.2 million that had been pledged to secure restoration bonds.

        In May 2004, we sold 39,317,005 shares of Common Stock in two private placements at $0.15 per share, receiving cash of $5,897,550. This funding has been used to commence mining at our Vasquez Property. We project that $2.9 million will be utilized for wellfield and plant capital and $0.9 million will be for initial cash bonding requirements. The balance, approximately $2.1 million, will be used to fund product operating costs and overheads until the produced uranium is available for inventory financing prior to its sale. The Company will require inventory financing of approximately $2.2 million. We are actively seeking that financing. Ultimate cash bonding requirements will amount to a projected $2.8 million, the majority of the collateral for which we anticipate will be funded via the proceeds from operations. It is projected that Company's employee level will increase from 27 employees in June 2004 to 33 when the Vasquez project is in full operation.

        Pre-production activities were begun in May 2004, and we have targeted wellfield injection to commence in August 2004, with the first shipment of product to a converter in October 2004. The first sale of our uranium product is slated for January 2005, with 600,000 pounds of uranium scheduled for delivery in each of the years 2005 through 2008.

        During 2004, we plan to continue actively working towards the completion of the Production Area Authorization #3 review at Kingsville Dome (see "LEGAL PROCEEDINGS" on page 21 of this Prospectus). It is anticipated that the review will be complete by early 2005, allowing the commencement of production at Kingsville Dome later that year. The Company is currently evaluating contracting opportunities for the Kingsville Dome production.

        As of June 30, 2004 we had a cash balance of approximately $4,718,000.

Off-Balance Sheet Arrangements

        United States Fidelity and Guaranty Company ("USF&G") has issued performance bonds on our behalf to secure our future restoration and reclamation obligations as required by the State of Texas regulatory agencies. The amounts of these bonds were $2,900,000 at March 31, 2003 and $2,800,000 at March 31, 2004. We have deposited about $402,000 as cash collateral for these bonds. In the event that

USF&G is required to perform under the bonds, we would be obligated to pay USF&G for its expenditures in excess of the collateral.

Critical Accounting Policies

        Our significant accounting policies are described in Note 1 to the consolidated financial statements on page F-15 of this Prospectus. We believe our most critical accounting policies involve those requiring the use of significant estimates and assumptions in determining values or projecting future costs.

        Specifically regarding our uranium properties, significant estimates were utilized in determining the carrying value of these assets. These assets have been recorded at their estimated net realizable value for impairment purposes on a liquidation basis, which is less than our cost. The actual value realized from these assets may vary significantly from these estimates based upon market conditions, financing availability and other factors.

        Regarding our reserve for future restoration and reclamation costs, significant estimates were utilized in determining the future costs to complete the groundwater restoration and surface reclamation at our mine sites. The actual cost to conduct these activities may vary significantly from these estimates.

        Such estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

OVERVIEW OF THE URANIUM INDUSTRY

        The only significant commercial use for uranium is as fuel for nuclear power plants for the generation of electricity. During 2002, 435 nuclear power plants were operating in the world and consumed an estimated 169 million pounds of uranium. World wide production of uranium in 2002 was only about 93 million pounds. In the United States there are 103 nuclear power plants that produce about 20% of the electricity used.

        Based on reports by the Ux Consulting Company, LLC ("Ux") and the Uranium Institute ("UI"), since the early 1990s, worldwide uranium production has satisfied only 51% of worldwide demand, and this ratio has also been true in the Western world. Ux reports that the gap has been filled by secondary supplies, such as inventories held by governments, utilities and others in the fuel cycle, including the highly enriched uranium (HEU) inventories which are a result of the agreement between the US and Russia to blend down nuclear warheads. In the period 2004-2010 Ux projects western production to be sufficient to cover only 45% of western demand.

        Ux reports that secondary sources combined with uranium production from existing uranium mines will not be sufficient to meet the world's requirements. New production will be needed. Ux projects that the industry will need uranium prices significantly higher than current prices to stimulate the capital investment needed to support such new production.

        Spot price is the price at which uranium may be purchased for delivery within one year. Spot prices have been more volatile historically than long-term contract prices, increasing from $6.00 per pound in 1973 to $43.00 per pound in 1978, declining to $7.25 per pound in October 1991, increasing to $16.50 per pound in May 1996 and again declining to $7.10 at December 31, 2000. Since year-end 2000 the spot price has increased to $18.50 at July 12, 2004. The following graph shows spot prices per pound from 1980 to July 2004, as reported by Trade Tech and Ux.

Average Annual Spot Price per Pound of Uranium

All prices beginning in 1993 represent U3O8 deliveries available to U.S. utilities.

OUR BUSINESS

The Company

        We were organized in 1977 to mine uranium in the United States using the in situ leach mining process, a process in which groundwater fortified with oxidizing agents is pumped into the ore body causing the uranium contained in the ore to dissolve. The resulting solution is pumped to the surface where it is further processed to a dried form of uranium that is shipped to conversion facilities for sale to our customers. This process is generally more cost effective and environmentally benign than conventional mining techniques.

        Since 1988 we have produced about 6.1 million pounds of uranium from two mines in South Texas. Our Kingsville Dome mine produced about 3.5 million pounds and the Rosita mine produced about 2.6 million pounds. Additional mineralized uranium materials exist at Kingsville Dome. The Rosita property is essentially at the end of its productive capacity, although some minor mineralized uranium materials remain that may be produced.

        Because of depressed uranium prices in 1999, we shut-in our two producing properties with plans to resume production when market prices recovered. Since the first quarter of 2000 we have had no source of revenue and have had to rely on equity infusions to remain in business.

        In the four years ended December 31, 2001 the carrying value of our properties reduced from $61.4 million to $708,000, including a writedown in the carrying value and a pre-tax charge to earnings of: $18.0 million in 1998 ($12.3 million for Kingsville Dome and $5.6 million for Rosita); $38.4 million in 1999; $1.4 million in 2000; and $475,000 in 2001. At December 31, 2003 our uranium properties, plant and equipment had a net book value of about $684,000 compared to $716,000 at December 31, 2002.

        We have the Kingsville Dome, Rosita and Vasquez properties in South Texas and properties in New Mexico.

        As of June 8, 2004, we had 27 employees, including 3 geologists, 4 engineers and 2 certified public accountants. We have field offices at Kingsville Dome, Rosita and Crownpoint, New Mexico.

Current Plan of Operation

        Our current plan of operation is set forth under "MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION-Plan of Operation and Liquidity" on page 11 of this Prospectus.

Uranium Reserves/Mineralized Material

        Based on the report of Richard F. Douglas, Ph.D. dated March 29, 2004 ("Douglas Report") our Vasquez Property has in-place proven reserves of 2.328 million pounds and probable in-place reserves of 1.413 million pounds. It is estimated that 2.619 million pounds or 70% will be recoverable. In addition, our Kingsville Dome property has 318,000 pounds of probable in place reserves of which 223,000 pounds or 70% is estimated to be recoverable. The Douglas Report also concludes that our New Mexico properties collectively have about 33 million pounds of in-place mineralized uranium materials. We are unable to estimate the amount that may be recoverable. Although not covered by the Douglas Report, we estimate that we have up to an additional 13 million pounds of in-place mineralized uranium materials on our Crownpoint property.

The In Situ Leach Mining Process

        The in situ leach mining process is a form of solution mining. It differs dramatically from conventional mining techniques. The in situ leach technique avoids the movement and milling of significant quantities of rock and ore as well as mill tailing waste associated with more traditional mining methods. It is generally more cost-effective and environmentally benign than conventional mining. Historically, the majority of United States uranium production resulted from either open pit surface mines or underground shaft operations.

        The in situ leach process was first tested for the production of uranium in the mid-1960s and was first applied to a commercial-scale project in 1975 in South Texas. It was well established in South Texas by the late 1970's where it was employed in about twenty commercial projects, including two operated by us.

        In the in situ leach process, groundwater fortified with oxygen and other solubilizing agents is pumped into a permeable ore body causing the uranium contained in the ore to dissolve. The resulting solution is pumped to the surface. The fluid-bearing uranium is then circulated to an ion exchange column on the surface where uranium is extracted from the fluid onto resin beads. The fluid is then reinjected into the ore body. When the ion exchange column's resin beads are loaded with uranium they are removed and flushed with a salt-water solution, which strips the uranium from the beads. This leaves the uranium in slurry, which is then dried and packaged for shipment as uranium powder.

        We have historically used a central plant for the ion exchange. In order to increase operating efficiency and reduce future capital expenditures, we began the design and development of wellfield-specific remote ion exchange methodology. Instead of piping the solutions over large distances through large diameter pipe lines and mixing the waters of several wellfields together, each wellfield will be mined using a dedicated satellite ion exchange facility. This will allow ion exchange to take place at the wellfield instead of at the central plant. A wellfield consists of a series of injection wells, production (extraction) wells and monitoring wells drilled in specified patterns. Wellfield pattern is crucial to minimizing costs and maximizing efficiencies of production. The satellite facilities allow mining of each wellfield using its own native groundwater. This eliminates problems associated with progressive buildup of dissolved solids in the groundwater, thereby enhancing mining efficiencies and uranium recoveries.

Environmental Considerations and Permitting

        Uranium mining is regulated by the federal government, states and, where conducted in Indian Country, by Indian tribes. Compliance with such regulation has a material effect on the economics of our operations and the timing of project development. Our primary regulatory costs have been related to obtaining licenses and permits from federal and state agencies before the commencement of mining activities.

        Radioactive Material License.    Before commencing operations in both Texas and New Mexico, we must obtain a radioactive material license. Under the federal Atomic Energy Act, the United States Nuclear Regulatory Commission has primary jurisdiction over the issuance of a radioactive material license. However, the Atomic Energy Act also allows for states with regulatory programs deemed satisfactory by the Commission to take primary responsibility for issuing the radioactive material license. The Commission has ceded jurisdiction for such licenses to Texas but not to New Mexico. Such ceding of jurisdiction by the Commission is hereinafter referred to as the "granting of primacy."

        The Texas Department of Health is the permitting agency for the radioactive material license. For operations in New Mexico, radioactive material licensing is handled directly by the United States Nuclear Regulatory Commission.

        See "DESCRIPTION OF PROPERTIES" and "LEGAL PROCEEDINGS" for the status of our radioactive material license for New Mexico and our Texas properties.

        Underground Injection Control Permits("UIC").    The federal Safe Drinking Water Act creates a nationwide regulatory program protecting groundwater. This act is administered by the United States Environmental Protection Agency (the "USEPA"). However, to avoid the burden of dual federal and state (or Indian tribal) regulation, the Safe Drinking Water Act allows for the UIC permits issued by states (and Indian tribes determined eligible for treatment as states) to satisfy the UIC permit required under the Safe Drinking Water Act under two conditions. First the state's program must have been granted primacy. Second, the USEPA must have granted, upon request by the state, an aquifer exemption. The USEPA may delay or decline to process the state's application if the USEPA questions the state's jurisdiction over the mine site.

        Texas has been granted primacy for its UIC programs, and the Texas Commission for Environmental Quality administers UIC permits. The Texas Commission for Environmental Quality also regulates air quality and surface deposition or discharge of treated wastewater associated with the in situ leach mining process.

        New Mexico has also been granted primacy for its program. The Navajo Nation has been determined eligible for treatment as a state, but it has not requested the grant of primacy from the USEPA. Until the Navajo Nation has been granted primacy, in situ leach uranium mining activities within Navajo Nation jurisdiction will require UIC permit from the USEPA. Despite some procedural differences, the substantive requirements of the Texas, New Mexico and USEPA underground injection control programs are very similar.

        Properties located in Indian Country and where status as Indian Country is in dispute remain subject to the jurisdiction of the USEPA. Some of our properties are located in areas that are Indian Country. In others, the status is in dispute. For these properties we are a bystander in a dispute between New Mexico regulators and the USEPA.

        See "DESCRIPTION OF PROPERTIES" and "LEGAL PROCEEDINGS" for a description of the status of our UIC permits in Texas and New Mexico.

        Other.    In addition to radioactive material licenses and underground injection control permits, we are also required to obtain from governmental authorities a number of other permits or exemptions, such as for waste water discharge, for land application of treated waste water, and for air emissions.

        In Texas, in order for a licensee to receive final release from further radioactive material license obligations after all of its mining and post-mining clean-up have been completed, approval must be issued by the Texas Department of Health along with concurrence from the United States Nuclear Regulatory Commission.

        In addition to the costs and responsibilities associated with obtaining and maintaining permits and the regulation of production activities, we are subject to environmental laws and regulations applicable to the ownership and operation of real property in general, including but not limited to the potential responsibility for the activities of prior owners and operators.

        The current environmental regulatory program for the in situ leach industry is well established. Many in situ leach mines have gone full cycle without any significant environmental impact. However, the public anti-nuclear lobby can make environmental permitting difficult and timing unpredictable.

Reclamation and Restoration Costs and Bonding Requirements

        At the conclusion of mining, a mine site is decommissioned and decontaminated, and each wellfield is restored and reclaimed. Restoration involves returning the aquifer to its pre-mining use and removing evidence of surface disturbance. Restoration can be accomplished by flushing the ore zone with native ground water or using reverse osmosis to remove ions, minerals and salts to provide clean water for reinjection to flush the ore zone. Decommissioning and decontamination entails dismantling and removing the structures, equipment and materials used at the site during the mining and restoration activities.

        We have surety bonds posted with the state of Texas of about $2.8 million, which related primarily to our operations at Kingsville Dome and Rosita, and we have deposited about $464,000 as cash collateral for such bonds. We are obligated by agreement with the bonding company to increase the cash collateral to an amount equal to 50% of the amount of the bonds, plus an additional $0.50 for each pound of uranium produced until the account accumulates an additional $1.0 million.

        We estimate that our actual reclamation liabilities for completed operations at Kingsville Dome and Rosita at December 31, 2003 are about $4.3 million of which the present value amount of $3.3 million is recorded as a liability at this date. Under an agreement reached on March 1, 2004, with the Texas regulatory agencies and our bonding company we agreed to fund ongoing groundwater restoration at the Kingsville Dome and Rosita mine sites at specified treatment rates, utilizing a portion of our cash flow from sales of uranium from the Vasquez Property as a substitute for additional bonding.

        These financial surety obligations are reviewed and revised periodically by the Texas regulators. See "LEGAL PROCEEDINGS."

        We expect to post a letter of credit of about $0.9 million prior to the commencement of mining of the Vasquez Project.

        In New Mexico, surety bonding will be required before commencement of mining. The amount of the surety bond will be subject to annual review and revision by the United States Nuclear Regulatory Commission and the State of New Mexico or the USEPA.

Water Rights

        Water is essential to the in situ leach process. It is readily available in South Texas. In Texas, water is subject to capture and we do not have to acquire water rights through a state administrative process. In New Mexico water rights are administered through the New Mexico State Engineer and can be subject to Indian tribal jurisdictional claims. New water rights or changes in purpose or place of use or points of diversion of existing water rights, such as those in the San Juan and Gallup Basins where our properties are located, must be obtained by permit from the State Engineer. Applications may be approved subject to conditions that govern exercise of the water rights.

        Jurisdiction over water rights becomes an issue in New Mexico when an Indian nation, such as the Navajo Nation, objects to the State Engineer's authority and claims tribal jurisdiction over Indian Country. This issue may result in litigation between the Indian nation and the state, which may delay action on water right applications, and can require applications to the appropriate Indian nation and continuing jurisdiction by the Indian nation over use of the water. The foregoing issues arise in connection with certain of our New Mexico properties.

        In New Mexico, we hold approved water rights to provide sufficient water to conduct mining at the Churchrock project for the projected life of the mine. We also hold three unprotested senior water rights applications that, when approved, would provide sufficient water for the projected life of the Crownpoint project. The water rights for the Crownpoint project are in the review process by the New Mexico State Engineer Offices. We cannot estimate the timing of the completion of such review but do expect a favorable result once the review is completed.

Competition

        We market uranium to utilities in direct competition with supplies available from various sources worldwide. The Company competes primarily based on price.

DESCRIPTION OF PROPERTIES

South Texas

  Vasquez

        The Property.    We have a mineral lease on 842 gross and net acres located in southwestern Duval County, in South Texas. The term expires in February 2008. The lease provides for royalties based upon 6.25% of uranium sales.

        Development Plan.    We commenced mining activities on this property in May 2004 and expect to ship our first product to the converter in October 2004.

        Permitting Status.    All of the required permits for this property to begin production have been received.

  Kingsville Dome

        The Property.    The Kingsville Dome Property consists of mineral leases from private landowners on about 2,354 gross and net acres located in central Kleberg County, Texas. The leases provide for royalties based upon a percentage of uranium sales of 6.25%. The leases have expiration dates ranging from 2000 to 2007. With a few minor exceptions, all the leases contain clauses that permit us to extend the leases not held by production by payment of a per acre royalty ranging from $10 to $30. We have paid such royalties on all material acreage.

        Production History.    Initial production commenced in May 1988. Since then we have produced a total of 3.5 million pounds. Production was stopped July 1999 because of depressed uranium prices.

        Further Development Potential.    We believe that there is a significant quantity of uranium remaining at Kingsville Dome. We spent about $79,000 in capital expenditures in 2003. We expect to spend $300,000-$400,000 in 2004 for upgrading our Kingsville Dome plant and facilities to accommodate processing of production from the Vasquez Property and for land holding costs for Kingsville Dome.

        Permitting Status.    A radioactive material license and underground injection control permit have been issued. As new areas are proposed for production, additional authorizations under the area permit are required. Our Production Area Authorization #3 is being reviewed by the Texas Commission for Environmental Quality. See "LEGAL PROCEEDINGS." The term of the license and underground injection control permit is open-ended.

        Restoration and Reclamation.    During 2003, we conducted restoration activities as required by the permits and licenses on this project. Approximately $21,000 of such activity was funded under the Restoration Agreement between the Company, the Texas Department of Health, the Texas Commission on Environmental Quality and USF&G, described under "LEGAL PROCEEDINGS". We spent about $283,000 in restoration costs at Kingsville Dome in 2002 that were funded under a similar agreement.

  Rosita

        Only minor amounts of uranium remain at this property, and we have no current plans to mine it. We are conducting restoration and reclamation, of which $32,000 was funded during 2003 under the Restoration Agreement and $277,000 was funded during 2002 under the Restoration Agreement.

New Mexico Properties

        General.    We have various interests in properties located in New Mexico. We have patented and unpatented mining claims, mineral leases and some surface leases. We have spent $10.7 million to date on permitting for New Mexico. Additional expenditures will be required and could be material. We are unable to estimate the amount. We expect that whatever is spent will occur over multiple years. See "LEGAL PROCEEDINGS" for a discussion of the current status of our license for New Mexico.

  Churchrock

        The Property.    The Churchrock Properties encompasses about 2,200 gross and net acres. The properties are located in McKinley County, New Mexico and consist of three parcels, known as Section 8, Section 17 and Mancos. None of these parcels lies within the area generally recognized as constituting the Navajo Reservation. We own the mineral estate in fee for both Sections 17 and the Mancos properties. We own patented mining claims on Section 8.

        The surface estate on Section 17 is owned by the United States Government and held in trust for the Navajo Nation. We have royalty obligations ranging from 5% to 6 1/4% and also a 2% override royalty obligation to the Navajo Nation for surface use agreements.

        Development Plan.    We anticipate that Churchrock will be the first of our New Mexico properties we will develop. We spent about $22,000 in 2003 for permitting activities and land holding costs. We do not anticipate significant spending in 2004.

        Water Rights.    The State Engineer approved our water rights application in October 1999 and granted us sufficient water rights for the life of Churchrock.

        Permitting Status.    We have the radioactive material license for Section 8. This license is subject to the continuing proceedings described under "LEGAL PROCEEDINGS." With respect to the UIC permits, see "LEGAL PROCEEDINGS." We do not plan to pursue permits for Mancos at this time.

  Crownpoint

        The Property.    The Crownpoint Properties are located in the San Juan Basin, 22 miles northeast of our Churchrock deposits and 35 miles northeast of Gallup, New Mexico, adjacent to the town of Crownpoint. The Crownpoint Properties consist of 619 gross and 521.8 net acres. We are currently in negotiations for a lease on a 60% mineral interest in certain of the acreage.

        Development Plan.    We spent about $27,000 in 2003 for permitting activities and land holding costs. We do not anticipate significant spending in 2004.

        Water Rights.    We have three pending applications for appropriations of water which give us the first three "positions in line" on the hearings list for the San Juan Basin. Certain of the water rights may involve a claim of jurisdiction by the Navajo Nation.

        Permitting Status.    See "LEGAL PROCEEDINGS" for a discussion of the radioactive material license for Crownpoint. The surface estate on Section 19 and 29 is owned by the United States Government and held in trust for the Navajo Nation and may be subject to the same jurisdictional dispute with respect to the UIC permit as for Section 8 and 17 in Churchrock.

  Unit I Property

        In 2003 we dropped the leases on Unit I, and we expect to be able to re-sign the leases in the future.

  West Largo and Roca Honda

        In March 1997 we acquired the fee interest in 177,000 acres in northwestern New Mexico. Several significant occurrences of uranium mineralization are known to be within this acreage including a uranium mineralized property called the West Largo and a uranium mineralized property called the Rocha Honda. Significant uranium exploration was conducted by other companies on these properties in the past and we own the result of these past drilling and exploration programs.

        The West Largo property is about 21 miles north of the town of Milan and about 1.5 miles west of State Highway 509 in McKinley County, New Mexico. The property lies about 3 miles to the northwest of the Ambrosia Lake District, a major producer of uranium by means of underground operations from the late 1950s to the early 1980s.

        The Rocha Honda property lies about 4 miles northwest of the town of San Mateo in McKinley County, New Mexico. We also own 36 unpatented mining claims encompassing approximately 640 acres that are adjacent to the fee land.

Insurance

        Our property is covered by various types of insurance including property and casualty, liability and umbrella coverage. We have not experienced any material uninsured or under insured losses related to our properties in the past and believe that sufficient insurance coverage is in place so future losses if sustained would not be material.

Reclaimed Properties

        We have completed production and groundwater restoration on our Benavides and Longoria projects in South Texas. We completed the final stages of surface reclamation on these projects and received full and final release for these sites in 1999.

        We acquired the Section 17 leases in the New Mexico Churchrock district from United Nuclear Corporation. It had conducted underground mining for uranium on Section 17 and had reclaimed these properties. In the acquisition, we assumed any liability of United Nuclear Corporation for any remaining remediation work that might be required. The New Mexico Energy Minerals and Natural Resources Department has not determined what, if any, additional remediation will be required under the New Mexico Mining Act. If more remediation work is required, we believe it will not involve material expenditures.

LEGAL PROCEEDINGS

New Mexico Radioactive Material License

        In New Mexico, uranium production requires a radioactive material license issued by the United States Nuclear Regulatory Commission. We applied for one license covering almost all properties located in both the Churchrock and Crownpoint districts. The Commission issued an operating license in January 1998 that would allow operations to begin in the Churchrock district. In mid-1998, the Commission determined that certain Churchrock and Crownpoint residents who requested a hearing had standing to raise certain objections to the license. An Administrative Law Judge conducted a hearing during 1999. The law judge upheld the license and granted our request to defer any dispute on all but the Churchrock property until we made a decision whether to mine these other properties.

        The ruling was appealed to the Commission. On January 31, 2000 the Commission issued an order concurring with the technical, substantive and legal findings of the Administrative Law Judge, but the Commission also determined that we must proceed with the hearing process for the other New Mexico properties beyond Churchrock.

        In February of 2004, the Administrative Law Judge issued an order in which he concluded that we must make three specific changes to our submitted restoration action plan in order to commence mining operations at Churchrock. The Commission has accepted our petition for review of the order.

The Administrative Law Judge also has indicated that he wishes to continue briefing relevant issues on the remaining three mining sites and complete the hearing process. A status report was submitted to the Administrative Law Judge on March 26, 2004 and a scheduling order for briefing from the Judge will follow. Although the decisions to date have been favorable, there can be no assurance that the license will be maintained in its current form.

New Mexico UIC Permit

        The State of New Mexico, the USEPA and the Navajo Nation are engaged in a jurisdictional dispute as to which of them has authority to issue the Underground Injection Control program permits required to mine a portion of our Churchrock and Crownpoint properties. The dispute was taken to the Tenth Circuit Court of Appeals, which in January, 2000 decided in favor of USEPA jurisdiction and remanded the matter to USEPA for further proceedings. We are now evaluating when to request USEPA action on the matter.

Kingsville Dome Production Area 3

        We are involved in a dispute with certain intervenors over whether a hearing is required for a new production area within the boundary of our approved permit area at Kingsville Dome. In the first quarter of 2000, the District Court of Travis County, Texas ruled that the Texas Natural Resource Conservation Commission's (now renamed the Texas Commission on Environmental Quality or TCEQ) decision to approve our third production area without granting a hearing to certain intervenors would require further review by that regulatory agency. In order to expedite the process, we have requested a public hearing to avoid further litigation on the point. In relation thereto, we have also requested a public hearing regarding renewal of our waste disposal well permits at the Kingsville Dome Property.

Texas Department of Health Bonding Issues

        On January 16, 2002 the Texas Department of Health requested that we post additional financial security in the amount of $3.5 million and threatened enforcement action if we failed to do so. We objected to the request. After consultation with the Department and several interim extensions, on March 1, 2004 we entered into a Restoration Performance Agreement with the Texas Department of Health, the TCEQ and United States Fidelity and Guaranty Insurance Company that resolves the bonding issues. Through the Restoration Performance Agreement we agreed to fund ongoing groundwater restoration at the Kingsville Dome and Rosita mine sites at specified treatment rates, utilizing a portion of our cash flow from sales of uranium from the Vasquez Property as a substitute for additional bonding. The authority of the TCEQ and the Texas Department of Health to enter into the Restoration Performance Agreement is currently being challenged in a lawsuit filed by the Kleberg County Commissioners Court and an environmental group in the 98th District Court, Travis County, Texas. If successful, the Restoration Performance Agreement could be nullified and the Company would have to find an alternative method of complying with its bonding obligation. The Attorney General of the State of Texas is defending TCEQ and the Texas Department of Health, and the Company has intervened in the suit as an interested party.

Other

        The Company is subject to periodic inspection by certain regulatory agencies for the purpose of determining compliance by the Company with the conditions of its licenses. In the ordinary course of business, minor violations may occur; however, these are not expected to cause material expenditures.

MANAGEMENT

Directors

        The Board of Directors consists of the three individuals listed below who hold office until the next annual meeting of stockholders and until their successors are elected and qualified. Directors are elected by plurality vote.

Name	Age	Positions and Offices
Paul K. Willmott	64	Chairman, Chief Executive Officer, President and Director
Leland O. Erdahl	75	Director and Chairman of Audit Committee
George R. Ireland	47	Director and Member of Audit Committee

        Paul K. Willmott has served as a director since August 1994, as President since February 1995 and as Chairman of the Board and Chief Executive Officer since July 31, 1995. Mr. Willmott served as our Chief Financial Officer from April 12, 1995 to September 25, 1995. Mr. Willmott retired from Union Carbide Corporation ("Union Carbide") where he was involved for 25 years in the finance and operation of Union Carbide's world-wide mining and metals business. Most recently, Mr. Willmott was President of UMETCO Minerals Corporation, a wholly owned subsidiary of Union Carbide, from 1987 to 1991, where he was responsible for Union Carbide's uranium and vanadium businesses. From January 1993 until February 1995, Mr. Willmott was engaged by the Concord Mining Unit as a senior vice president where he was primarily involved in the acquisition of UMETCO Minerals Corporation's uranium and vanadium operating assets. Mr. Willmott graduated from Michigan Technological University with a Bachelor of Science degree in Mining in 1964 and a Bachelor of Science Degree in Engineering Administration in 1967. He has been an active member of the American Institute of Mining Engineers, the Canadian Institute of Mining Engineers and a number of state professional organizations.

        Leland O. Erdahl has served as a director since July 11, 1994. From 1986 to 1991, Mr. Erdahl served as President and Chief Executive Officer for Stolar, Inc., a high-tech company involved in the radio wave imaging of geologic media and underground radio transmission for voice and data. He was President and CEO of Albuquerque Uranium Corporation, a uranium mining company, from 1987 to 1991 and served as Vice President of AMAX Gold in 1997 and 1998. From January 2001 to September 14, 2001 Mr. Erdahl served as President of Nord Pacific Limited, a mining company with gold and copper interests in Australia and Papau New Guinea. He is a Certified Public Accountant and is a graduate from the College of Santa Fe. He is currently a director of Canyon Resources Corporation (a mining company whose primary business is the discovery and production of precious metals). Mr. Erdahl also serves on the compensation committee of Canyon Resources Corporation.

        George R. Ireland has served as a director since May 25, 1995. Mr. Ireland is a General Partner in Ring Partners, LLC, a private investment partnership. From February 1991 to February 2000, Mr. Ireland was a financial analyst for and a partner in Knott Partners L.P., a private investment partnership. Mr. Ireland specialized in investing in securities of natural resource and other basic industrial companies, both domestically and abroad. From 1987 to 1991, he was a Vice President of Fulcrum Management, Inc., (a natural resource venture capital management company) which was the manager of the VenturesTrident Limited Partnerships, (venture capital funds dedicated to investing in the mining industry), and Senior Vice President and Chief Financial Officer of MinVen Gold Corporation, a company in which the VenturesTrident funds had a significant investment. Mr. Ireland graduated from the University of Michigan with degrees in Geology and Resource Economics. He also attended the Graduate School of Business Administration of New York University. Mr. Ireland is a director of Merrill & Ring, Inc., a private land and timber holding company in the state of Washington.

Arrangements Regarding Election of Directors

        There are no arrangements regarding the election of directors.

Other Executive Officers

        The executive officers serve at the discretion of the Board of Directors and are subject to annual appointment by the Board at its first meeting following the Annual Meeting of the Stockholders. The officers hold office until their successors are appointed by the Board of Directors. All officers are employed on a full-time basis. There is no family relationship between any director and executive officer.

        The following table sets forth certain information concerning executive officers that are not also directors:

Name	Age	Positions and Offices
Richard A. Van Horn	57	Senior Vice President—Operations
Thomas H. Ehrlich	44	Vice President, Chief Financial Officer, Secretary and Treasurer
Mark S. Pelizza	51	Vice President—Health, Safety and Environmental Affairs and President—Hydro Resources, Inc.

        The following sets forth certain information concerning the business experience of the foregoing executive officers during the past five years.

        Richard A. Van Horn joined us in March 1997 and assumed the position of Senior Vice President of Operations on April 1, 1997. Previously, he spent three years with Energy Fuels Nuclear, Inc. as General Manager—Colorado Plateau Operations with responsibility for the daily management of and planning for Energy Fuels Nuclear, Inc. mining activities on the Colorado Plateau. Before his work at Energy Fuels Nuclear, Inc., Mr. Van Horn spent eighteen years with Union Carbide Corporation where he was involved with the finance and operation of that company's worldwide mining and metals business. From 1990 to 1994, Mr. Van Horn was Director of Operations of UMETCO Minerals Corporation, a wholly owned subsidiary of Union Carbide Corporation, responsible for all operating aspects of UMETCO's uranium and vanadium business on the Colorado Plateau prior to its sale to Energy Fuels Nuclear, Inc. Mr. Van Horn graduated from the Colorado School of Mines with a Engineer of Mines degree in mining in 1973.

        Thomas H. Ehrlich, a certified public accountant, rejoined us in September 1995 as Vice President and Chief Financial Officer and was appointed Secretary and Treasurer in December 1995. Immediately before that, Mr. Ehrlich spent nine months as a Division Controller with Affiliated Computer Services, Inc., an information technology services provider in Dallas, Texas. Mr. Ehrlich originally joined us in November 1987 as Controller—Public Reporting and was promoted to Controller and Chief Accounting Officer in February 1990. In February 1993, Mr. Ehrlich assumed the additional duties of Vice President and Secretary. Before joining us, he spent four years with Deloitte Haskins & Sells and worked primarily with clients that were publicly held companies. Prior to his work at Deloitte Haskins & Sells, he spent three years in various accounting duties at Enserch Exploration, Inc., an oil and gas company in Dallas, Texas. Mr. Ehrlich received his B.S. B.A. degree in Accounting from Bryant College in 1981.

        Mark S. Pelizza has served as our Environmental Manager since 1980, and as such, he has been responsible for all environmental regulatory activities. In February 1996, he was appointed Vice President—Health, Safety and Environmental Affairs. In November 1999, he was appointed President and a Director of Hydro Resources, Inc., a wholly owned subsidiary. Before joining us, he was employed for two years by Union Carbide as an Environmental Planning Engineer at Union Carbide's

Palangana solution mining plant in South Texas. Mr. Pelizza received a M.S. degree in Engineering Geology from Colorado School of Mines in 1978 and a B.S. degree in Geology from Fort Lewis College in 1974.

Code of Ethics for Senior Financial Officers

        In March 2004, we adopted a Code of Ethics for Senior Financial Officers including the Company's chief executive officer, chief financial officer, controller, treasurer, and chief internal auditor, if any ("Code of Ethics"). A copy of the Code of ethics will be furnished without charge upon request to our Vice President and Chief Financial Officer at the Company's principal executive offices.

Audit Committee—Financial Expert and Independence

        The Company's Board of Directors have reviewed the qualifications of those serving on our audit committee and have determined that we have at least one audit committee financial expert serving on our audit committee. Mr. Leland O. Erdahl has been designated as our audit committee financial expert. Mr. Erdahl serves as chairman of the audit committee and is independent of the management of the Company. Mr. Erdahl is a certified public accountant and has served on audit committees of other public companies as a member and, in several cases, as chairman.

Section 16(a) Beneficial Ownership Reporting Compliance

        Directors and officers of the Company have inadvertently failed to file Forms 4s with respect to the receipt of certain options to acquire shares of Common Stock during 2003 arising from their participation in our Deferred Compensation Plan for 2003. Under the Company's 2003 Deferred Compensation Plan, the officers and directors of the Company have deferred a total of $133,910 through December 31, 2003, which they have the option of converting into 664,552 shares of the Company's Common Stock at $0.20 per share on or before January 11, 2006. These matters have been reported by Form 5s subsequently filed by all officers and directors.

EXECUTIVE COMPENSATION

        The following table sets forth certain information with respect to annual and long-term compensation for services in all capacities for the years ended December 31, 2003, 2002 and 2001 paid to our Chief Executive Officer and certain other executive officers.

Summary Compensation Table

	Annual Compensation							Long-Term Compensation
Name and Principal Position	Year	Salary ($)		Bonus ($)		Other Annual Compensation(1) ($)		Securities Underlying Options (#)	All Other Compensation(2) ($)
Paul K. Willmott(3) Chairman, President and Chief Executive Officer	2003 2002 2001	$ $ $	114,552 199,092 199,092	$ $ $	0 0 0	$ $ $	366 9,425 1,283	— — 291,300	$ $ $	620 1,104 1,440
Richard A. Van Horn(4) Senior Vice President— Operations	2003 2002 2001	$ $ $	134,799 135,306 135,435	$ $ $	0 0 0	$ $ $	50 1,447 3,802	— — 64,000	$ $ $	1,092 1,122 1,616
Mark S. Pelizza Vice President—Health, Safety and Environmental Affairs	2003 2002 2001	$ $ $	68,902 105,340 105,340	$ $ $	0 0 0	$ $ $	2,635 6,849 4,584	— — 32,400	$ $ $	498 1,078 1,512
Thomas H. Ehrlich(5) Vice President and Chief Financial Officer	2003 2002 2001	$ $ $	56,303 105,237 105,237	$ $ $	0 0 0	$ $ $	1,321 3,909 0	— — 52,200	$ $ $	490 911 1,274

Supplemental Health Care Plan

        The Company has adopted a health care plan (the "Supplemental Plan") for the officers and certain of the employees who are also stockholders, which supplements the standard health care plan available to all eligible employees (the "Standard Plan"). The Supplemental Plan pays directly to the participant 80% of all out-of-pocket medical and dental expenses not covered under the Standard Plan, including deductibles and co-insurance amounts. Additionally, the Supplemental Plan provides to each participant $100,000 of accidental death and dismemberment insurance protection and a world wide medical assistance benefit. Each participant in the Supplemental Plan will receive a maximum annual benefit of $100,000. The Company pays an annual premium under the Supplemental Plan equal to $250 per participant plus 10% of claims paid. There are currently four officers and employees covered by the Supplemental Plan.

(1)
Represents amount paid for out of pocket medical and dental expenses under the Company's Supplemental Health Care Plan.

(2)
Represents contributions made by the Company under the Company's 401(k) Profit Sharing Plan (see '401(k) Profit Sharing Plan' below).

(3)
Salary for 2003, 2002 and 2001 includes $51,900, $90,000 and $90,000, respectively which was deferred under the 2001, 2002 and 2003 Deferred Compensation Plans.

(4)
Salary for 2003, 2002 and 2001 includes $20,800 that was deferred in each year under the Company's 2001, 2002 and 2003 Deferred Compensation Plans.

(5)
Salary for 2003, 2002 and 2001 includes $7,200, $16,250 and $16,250, respectively which was deferred under the Company's 2001, 2002 and 2003 Deferred Compensation Plans.

401(k) Profit Sharing Plan

        The Company maintains a defined contribution profit sharing plan for employees (the "401(k)") that is administered by a committee of trustees appointed by us. All Company employees are eligible to participate upon the completion of six months of employment, subject to minimum age requirements. Each year we make a contribution to the 401(k) out of our current or accumulated net profits (as defined) in an amount determined by the Board of Directors but not exceeding 20% of the total compensation paid or accrued to participants during such fiscal year. Our contributions are allocated to participants in amounts equal to 25% (or a higher percentage, determined at our discretion) of the participants' contributions, up to 4% of each participant's gross pay. For the plan year ended July 31, 2003 and 2002, we contributed amounts equal to 25% of the participant's contributions, up to 4% of gross pay. Participants become 20% vested in their Company contribution account for each year of service until full vesting occurs upon the completion of five years of service. Distributions are made upon retirement, death or disability in a lump sum or in installments.

Employees' Stock Option Plans

        Under our 1995 Stock Incentive Plan, as amended by the Board of Directors on June 2, 2004, subject to stockholder approval (the "1995 Plan"), incentive stock options and non-qualified options to purchase up to an aggregate of 12 million shares of Common Stock may be granted. The Stock Option Committee of the Board of Directors administers the 1995 Plan and has the full authority, subject to the provisions of the 1995 Plan, to determine to whom and when to grant options and the number of shares of Common Stock covered by each grant. As of June 30, 2004, 9,743,820 shares are reserved for issuance upon exercise of outstanding options granted under the 1995 Plan, and 2,256,180 shares were reserved for issuance pursuant to options that may be granted in the future. No shares have been issued upon the exercise of options under the 1995 Plan.

Deferred Compensation Plans

        We have five separate deferred compensation plans covering the years 1999 through 2004. Under these plans executive officers and directors of the Company and its subsidiaries were permitted to defer up to 100% of their 1999, 2000, 2001, 2002, 2003 and 2004 salary with payment thereof to be made on January 11, 2006. On or before that date, the participant may elect to receive the deferred amount in shares of our Common Stock valued at $0.375 under the 1999 deferred compensation plan and $0.20 per share under the 2000-2004 plans. As of June 30, 2004, a total of $761,653 has been deferred under such plans.

        A total of $241,690 was deferred under the 1999 Plan of which $133,450 was paid by issuing 355,861 shares of Common Stock at $0.375 per share. No elections have yet been made to convert any such amounts into shares under the plans for the years 2000 through 2004, except that Mr. Erdahl has converted deferred compensation of $78,000 into 390,000 shares of Common Stock at $0.20 per share.

Option Grants Since January 1, 2003

        No options were granted during the year ended December 31, 2003. On June 2, 2004 the Stock Option Committee granted the following options at $0.29 per share:

Incentive Stock Options:
Paul K. Willmott	1,528,000 shares
Richard A. Van Horn	1,500,000 shares
Thomas H. Ehrlich	1,500,000 shares
Mark S. Pelizza	1,500,000 shares
Non-Qualified Options:
Paul K. Willmott	722,000 shares

Aggregated Stock Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

        The following sets forth information with respect to each exercise of stock options during the fiscal year ended December 31, 2003 and the year-end value of unexercised options held by each of the executive officers named in the Summary Compensation Table.

Number of Securities Underlying Unexercised Options at Fiscal Year End (#)
Value of Unexercised In- The-Money Options at Fiscal Year End ($)
Name	Shares Acquired on Exercise (#)	Value Realized ($)
			Exercisable/Unexercisable	Exercisable/Unexercisable
Paul K. Willmott(1)	—	—	100,000/0 100,000/0 40,200/0 37,670/0 26,280/0 40,000/0 562,500/187,500 291,300/0 19,000/0 1,000/0	** ** ** ** ** ** $28,125/$9,375 $17,478/$0 ** **
Richard A. Van Horn(2)	—	—	55,000/0 25,000/0 375,000/125,000 64,000/0	** ** $18,750/$6,250 $3,840/$0
Mark S. Pelizza(3)	—	—	9,360/0 7,700/0 9,000/0 375,000/125,000 32,400/0	** ** ** $18,750/$6,250 $1,944/$0
Thomas H. Ehrlich(4)	—	—	35,000/0 4,260/0 14,000/0 12,000/0 375,000/125,000 52,200/0	** ** ** ** $18,750/$6,250 $3,132/$0

**
Represents an option whose grant price is above the December 31, 2003 closing price on the Pink Sheets.

(1)
Based on the closing price on the Pink Sheets on December 31, 2003 less the grant prices of $4.13, $8.38, $6.88, $9.75, $7.125, $2.9375, $0.20, $0.19, $4.25 and $5.88, respectively.

(2)
Based on the closing price on the Pink Sheets on December 31, 2003 less the grant price of $5.50 $2.9375, $0.20 and $0.19, respectively.

(3)
Based on the closing price on the Pink Sheets on December 31, 2003 less the grant price of $9.75, $7.125 $2.9375, $0.20 and $0.19, respectively.

(4)
Based on the closing price on the Pink Sheets on December 31, 2003 less the grant price of $6.94, $9.75, $7.125 $2.9375, $0.20 and $0.19, respectively.

Director Compensation

        Under our 2004 Directors' Stock Option Plan adopted on June 2, 2004 ("2004 Directors' Plan"), each non-employee director received on the date of the plan's adoption an option to purchase 300,000 shares of Common Stock; each new non-employee director elected or appointed to the Board of Directors for the first time will be granted an option to purchase 100,000 shares of Common Stock; and, upon re-election of a non-employee director at an annual meeting of our stockholders or, in any year in which an annual meeting is not held, such director will be granted an option to purchase 100,000 shares of Common Stock. As of June 30, 2004, a total of 600,000 shares are reserved for issuance upon exercise of options granted under the 2004 Directors' Plan and 4,400,000 shares were reserved for issuance upon exercise of options that may be granted in the future. The 2004 Director's Plan replaces a previous plan under which no new option will be granted. Under the old plan a total of 53,000 shares are reserved for issuance upon exercise of outstanding options.

        Each of Mr. Erdahl and Mr. Ireland holds options to purchase 300,000 shares of Common Stock at $0.29 per share under the 2004 Director's Plan. Mr. Erdahl holds options covering 7,000 shares under the old plan. Mr. Ireland holds options covering 26,000 shares under the old plan. Mr. Willmott holds options covering 20,000 shares under the old plan, granted at a time before Mr. Willmott was an employee.

        In addition, Messrs. Ireland and Erdahl each hold an option expiring on June 19, 2011 to purchase 100,000 shares of Common Stock at $0.22 per share. Those options were not granted under the Directors' Plan.

        Compensation for 2003 to the non-employee directors was earned at the rate of $3,000 per quarter plus $1,000 per meeting attended of the Board and committees of the Board. The directors deferred a total of $54,000 in 2003 under the deferred compensation plans, which represented all of their compensation for that year. Effective April, 2004 directors earn $4,000 per quarter plus $1,200 per meeting attended. In addition, the Chairman of the Audit Committee earns $1,250 per quarter and each member of the audit committee earns $600 per meeting attended.

Compensation Committee Interlocks and Insider Participation

        We have a Compensation Committee to determine the compensation of the executive officers and to set the guidelines for compensation for our employees. During the fiscal year ended December 31, 2003, the Compensation Committee was comprised of Leland O. Erdahl and George R. Ireland. No member of the Compensation Committee has been or was during the fiscal year ended December 31, 2003, an officer or employee of any of our subsidiaries. In addition, no member of the Compensation Committee during the fiscal year ended December 31, 2003 had any relationship requiring disclosure under the caption "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" on page 32 of this Prospectus. No executive officer serves or served on the compensation committee of another entity during the fiscal year ended December 31, 2003 and no executive officer serves or served as a director of another entity who has or had an executive officer serving on the Compensation Committee.

Compensation Agreements with Key Executives

        In June 1997 we entered into Compensation Agreements with each of the executive officers named in the compensation table that provide that in the event of a change in control, the Chief Executive Officer and other executive officers will have certain rights and benefits for a period of thirty-six and twenty-four months, respectively, following such change in control. The agreements specify that the executive will continue to receive compensation and benefits for the remainder of the applicable period if we terminate the executive or if the executive terminates his employment following the occurrence of certain actions without the executive's consent. However, we are not obligated to provide such rights and benefits to the executive if the executive is terminated for cause.

Securities Authorized for Issuance Under Equity Compensation Plans

        Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by Stockholders(1)	3,585,661	$1.18	0
Equity compensation plans not approved by Stockholders	4,066,562	$0.21	4,898,074
Total	7,652,233	$0.67	4,898,074

        Regarding equity compensation plans not approved by Stockholders, please see the above discussions of the Deferred Compensation Plans for 2000 through 2004 and the 2004 Directors' Stock Option Plan under this Section "EXECUTIVE COMPENSATION".

(1)
Does not include 6,750,000 options issued in June 2004 under the 1995 Stock Incentive Plan, which is contingent upon approval of the Company's shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following tables set forth, as of July 15, 2004, information regarding persons known by us to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock. Shown separately in the second table below is information regarding the beneficial ownership of our Common Stock by (i) each director, (ii) each of the executive officers, and (iii) all directors and executive officers as a group.

Principal Stockholders

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class(2)
Zesiger Capital Group, LLC 320 Park Avenue New York, NY 10022	48,278,274	(3)	37.6%
Rudolf J. Mueller c/o The Winchester Group 153 East 53rd Street, Suite 5101 New York, NY 10022	13,908,728	(4)	10.1%
William D. Witter, Inc. 153 East 53rd Street New York, NY 10022	15,559,679	(5)	12.2%

(1)
Each person has sole voting and investment power with respect to the shares listed, unless otherwise indicated. Beneficial ownership includes shares over which the indicated beneficial owner exercises voting and/or investment power.

(2)
The shares owned by each person, and the shares included in the total number of shares outstanding, have been adjusted, and the percentages owned have been computed, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934. Shares subject to options or warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.

(3)
Includes 22,641,124 shares as to which Zesiger Capital Group, LLC ("ZCG") holds dispositive power and 8,484,468 shares as to which they hold voting power for shares that are owned by their investment advisory clients. ZCG disclaims beneficial ownership of all of these shares.

(4)
Includes (i) 78,300 shares owned by members of Mr. Mueller's family in which Mr. Mueller shares voting and dispositive power, (ii) 1,125,000 shares obtainable at $0.12 per share pursuant to warrants that are exercisable through August 21, 2005, and (iii) 225,000 shares that may be obtained by Mr. Mueller through deferred compensation plans of Uranium Resources, Inc. that are currently exercisable or will become exercisable within 60 days.

(5)
Includes 10,618,950 shares as to which William D. Witter, Inc. holds sole voting power for shares that are owned by their investment advisory clients.

Directors and Executive Officers

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class(2)
Paul K. Willmott	3,577,748	(3)	2.6%
Leland O. Erdahl	562,303	(4)	0.4%
George R. Ireland	577,723	(5)	0.4%
Richard A. Van Horn	1,298,953	(6)	1.0%
Mark S. Pelizza	963,601	(7)	0.7%
Thomas H. Ehrlich	1,129,414	(8)	0.8%
All executive officers and directors As a group (6 persons)	8,109,792	(9)	5.9%

(1)
Each person has sole voting and investment power with respect to the shares listed, unless otherwise indicated. Beneficial ownership includes shares over which the indicated beneficial owner exercises voting and/or investment power.

(2)
The shares owned by each person, and the shares included in the total number of shares outstanding, have been adjusted, and the percentages owned have been computed, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934. Shares subject to options or warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person.

(3)
Includes 3,534,485 shares that may be obtained by Mr. Willmott through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 2,221,984 shares that may be obtained by Mr. Willmott through the exercise of stock options exercisable more than 60 days from the date hereof.

(4)
Includes 139,250 shares that may be obtained by Mr. Erdahl through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 301,000 shares that may be obtained by Mr. Erdahl through the exercise of stock options exercisable more than 60 days from the date hereof.

(5)
Includes 507,000 shares that may be obtained by Mr. Ireland through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 301,000 shares that may be obtained by Mr. Ireland through the exercise of stock options exercisable more than 60 days from the date hereof.

(6)
Includes 1,245,620 shares that may be obtained by Mr. Van Horn through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 1,366,380 shares that may be obtained by Mr. Van Horn through the exercise of stock options exercisable more than 60 days from the date hereof.

(7)
Includes 692,080 shares that may be obtained by Mr. Pelizza through the exercise of stock options that are currently exercisable or will become exercisable within 60 days. Does not include 1,366,380 shares that may be obtained by Mr. Pelizza through the exercise of stock options exercisable more than 60 days from the date hereof.

(8)
Includes 1,097,014 shares that may be obtained by Mr. Ehrlich through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 1,366,380 shares that may be obtained by Mr. Ehrlich through the exercise of stock options exercisable more than 60 days from the date hereof.

(9)
Includes 7,215,449 shares that may be obtained through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 6,923,124 shares that may be obtained through the exercise of stock options exercisable more than 60 days from the date hereof.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Bridge Loan in May 2002

        On May 29, 2002 we received a bridge loan of $600,000 to finance our operations while we attempted to raise additional equity. The loan was made by four stockholders of the Company, one of whom (Rudolf J. Mueller) was at that time also a director and holder of more than 10% of the outstanding Common Stock. The loan was a demand loan and bore interest at 11% per annum. The bridge lenders had the right to convert the principal and interest on the loan into shares of Common Stock at $0.12 per share. The $611,550 in principal and accrued interest under the demand notes was converted in July 2002 into 5,096,248 shares of Common Stock of the Company.

Options Issuable for Deferred Compensation

        The Company has certain Deferred Compensation Plans under which a participant may elect to receive the deferred amount of salary in shares of our Common Stock. See "EXECUTIVE COMPENSATION—Deferred Compensation Plans" on page 26 of this Prospectus.

DESCRIPTION OF CAPITAL STOCK

Common Stock

        The Company's authorized capital stock consists of 200,000,000 shares of Common Stock, par value $0.001 per share. As of June 30, 2004, 128,281,198 shares of Common Stock were issued and outstanding, all of which are fully paid and non-assessable. There are no preemptive, subscription, conversion or redemption rights pertaining to the Company's Common Stock. The absence of preemptive rights could result in a dilution of the interest of existing stockholders should additional shares of Common Stock be issued. Holders of the Company's Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of assets legally available therefor and to share ratably in the assets of the Company upon liquidation.

        Each share of Common Stock is entitled to one vote for all purposes and cumulative voting is not permitted in the election of directors. Accordingly, the holders of more than fifty percent of all of the outstanding shares of Common Stock can elect all of the directors. Matters to be voted upon by the holders of Common Stock require the affirmative vote of a majority of the shares present at the stockholders meeting.

        As of July 14, 2004 there were outstanding (a) options to purchase 10,847,020 shares of Common Stock under company option plans or otherwise, of which 4,104,796 are vested and 6,742,224 are unvested, (b) fully exercisable warrants to purchase 5,625,000 shares of Common Stock at $0.12 per share, and (c) a promissory note in the principal amount of $135,000 plus accrued and unpaid interest of $31,370 convertible into shares at $0.75 per share. As of June 30, 2004, there were outstanding options to convert $761,653 of deferred compensation into shares of Common Stock at prices ranging from $0.20 to $0.375 per share.

Transfer Agent and Registrar

        Computershare Trust Company of Canada, Vancouver, British Columbia is the transfer agent and registrar for the Common Stock.

SELLING STOCKHOLDERS

        The following table sets forth, as of June 30, 2004, the name of each of the Selling Stockholders, the nature of his, her or its position, office, or other material relationship to the Company or its subsidiaries within the most recent past three years, and the number of shares of Common Stock which each such Selling Stockholder owned of record as of the date of this Prospectus. The table also sets forth the number of shares of Common Stock owned by each Selling Stockholder that are offered for sale by this Prospectus and the number and percentage of shares of Common Stock to be held by each such Selling Stockholder assuming the sale of all the shares offered hereby. The Company may supplement this Prospectus from time to time to disclose the names, relationships to the Company and holding of Securities of additional Selling Stockholders. No statement contained herein nor the delivery of this Prospectus in connection with a sale by any Selling Stockholder shall be deemed an admission by the Company or such Selling Stockholder that such Selling Stockholder is in a control relationship with the Company within the meaning of the Securities Act.

Name and Relationship To Company if any(1)	Number of Shares of Common Stock Owned as of June 30, 2004		Maximum Number of Shares to be Sold Pursuant to this Offering	Number of Shares of Common Stock to be Held Assuming Sale of all the Shares Offered Hereby	Percentage of Common Stock to be Held Assuming Sale of all the Shares Offered Hereby
Paul K. Willmott(2)(3)	3,577,748	(4)	42,538	3,535,210	2.6%
Richard A. Van Horn(2)	1,298,953	(5)	53,333	1,245,620	0.9%
Thomas H. Ehrlich(2)	1,129,414	(6)	30,000	1,099,414	0.8%
Mark S. Pelizza(2)	963,601	(7)	26,922	936,679	0.7%
Leland O. Erdahl(3)	562,303	(8)	421,573	140,730	0.1%
George R. Ireland(3)	577,723	(9)	31,573	546,150	0.4%
Rudolf J. Mueller(3)	13,908,728	(10)	8,022,028	3,475,000	2.6%
Dean Witter III, Executor of the Estate of William D. Witter	10,618,950	(11)	10,618,950	0
Arnold Spellun	5,440,716	(12)	5,440,716	0
Robert M. Manning	3,655,450	(13)	3,655,450	0
Robert M. Manning IRA	402,600		390,000	12,600	*
Robert M. Manning and Yasmina S. Manning Jt. Ten.	583,333		583,333	0
Steven Manning	741,750		487,500	254,250	0.2%
Michael R. Manning and Daniela Manning Trustees 2001 Revocable Trust U/A/D 10/29/01	771,750		487,500	284,250	0.2%
Vanessa E. King	312,500		312,500	0
Victor Alexander King	312,500		312,500	0
Central Bank and Trust Co., Trustee of the John C. Mull IRA	4,661,416	(14)	4,661,416	0
Central Bank and Trust Co., Trustee of the M. Jeanette Mull IRA	466,667		466,667	0
Howard C. Landis	4,726,250	(15)	4,726,250	0
Murdock Capital Partners Corp.	750,000	(16)	750,000	0

Dana A. Weiss	1,454,000	(17)	641,500	812,500	0.6%
Miles Peet Trust, 09/27/99	333,333		333,333	0
Penfield Partners, L.P.	4,040,729		4,040,729	0
Jeffrey Schuss IRA	600,000		600,000	0
Albert J. Meyer	300,000		300,000	0
David K. Schafer	1,159,000		1,159,000	0
James H. Furneaux, IRA	865,000		865,000	0
James H. Furneaux	367,500		367,500	0
Feirstein Partners LP	1,151,200		1,000,000	151,200	0.1%
John Moore and Sheila Moore	525,000	(18)	525,000	0
Harvey Gelfenbein	437,500	(19)	437,500	0
Arcturus Investments LLC	581,666		581,666	0
Everett G. and Deborah D. Agee	483,333	(20)	483,333	0
Stanley M. Hochhauser	539,966		289,966	250,000	0.2%
John Wright	250,000		250,000	0
Alfred C. and Sandra J. Chidester	113,100		113,100	0
Tracy M. Couch	10,000		10,000	0
Kimberly J. Chidester	10,000		10,000	0
Alfred C. Chidester, trustee of the James Alfred Chidester Irrevocable Trust u/i/d 9/20/99	10,000		10,000	0
Thomas H. Maxfield	40,000		40,000	0
Jarrold R. Bachmann	183,100		183,100	0
GBH Management Retirement Fund	166,666		166,666	0
Hans H. Kahn	100,000		100,000	0
William D. Jones	333,333		333,333	0
Jordan S. Press	105,500		100,000	5,500	*
Fred Obser	234,100		200,000	34,100	*
Jeffrey A. Leerink	266,666		266,666	0
Pinnacle Equity Fund LP	266,666		266,666	0
The Beechwood Place LLC	266,666		266,666	0
Betty Jane Schuss Trust	666,666		666,666	0
TGRA Enterprise Fund NV	480,000		480,000	0
TGRA Enterprise Fund LP	520,000		520,000	0
Bank Julius Baer & Co. Ltd.	666,666		666,666	0
William Morris Sheriff	170,000		170,000	0
Arbor Partners LP	1,049,055		1,049,055	0
WPG Opportunistic Value Fund LP	2,799,563		2,799,563	0

WPG Opportunistic Value Overseas Fund LP	2,818,062	2,818,062	0
Albert L. Zesiger	1,914,000	1,914,000	0
A. Carey Zesiger	372,500	372,500	0
Alexa Zesiger Carver	372,500	372,500	0
Asphalt Green Inc.	916,000	916,000	0
Helen Hunt	1,114,000	1,114,000	0
Barrie Ramsay Zesiger	2,040,625	2,040,625	0
David Zesiger	372,500	372,500	0
Francois deMenil	600,000	600,000	0
Dean Witter Foundation	833,000	833,000	0
Donald and Dan-Thahn Devivo	129,500	129,500	0
HBL Charitable Trust	948,000	948,000	0
James F. Cleary	162,000	162,000	0
John J. and Catherine H. Kayola	65,000	65,000	0
Jeanne L. Morency	895,500	895,500	0
Psychology Associates	435,500	435,500	0
Lazar Foundation	921,000	921,000	0
Estate of Andrew Heiskell	1,258,000	1,258,000	0
Peter Looram	682,000	682,000	0
Murray Capital LLC	1,272,621	1,272,621	0
Meehan Foundation	1,552,000	1,552,000	0
The Meehan Investment Partnership I, LP	250,000	250,000	0
Mary I. Estabil	42,000	42,000	0
City of Milford Pension & Retirement Fund	3,581,000	3,581,000	0
Domenic J. Mizio	2,314,910	2,314,910	0
Morgan Trust of the Bahamas Ltd. as Trustee U/A/D 11/30/93	4,244,468	4,244,468	0
National Federation of Independent Business	3,957,000	3,957,000	0
Nicola Z. Mullen	372,500	372,500	0
Norwalk Employees Pension Plan	3,000,000	3,000,000	0
Public Employee Retirement System of Idaho	4,407,000	4,407,000	0
John Rowan	80,000	80,000	0
City of Stamford Fireman's Pension Fund	2,872,000	2,872,000	0
Susan Uris Halpern	2,272,500	2,272,500	0

Theeuwes Family Trust, Felix Theeuwes Trustee	1,308,000	1,308,000	0
Alan B. & Joanne K. Vidinsky Trust 1993	934,000	934,000	0
William B. Lazar	915,500	915,500	0
Wolfson Investment Partnership LP	615,000	615,000	0
Robert K. Winters	193,150	193,150	0

*
Less than 0.1%

1)
Except as otherwise noted, none of the Selling Stockholders has any relationship with the Company other than as a stockholder.

2)
Executive Officer of the Company.

3)
Director of the Company; Mr. Mueller resigned from the Company's Board of Directors in October 2003.

4)
Includes 3,534,485 shares that may be obtained by Mr. Willmott through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 2,221,984 shares that may be obtained by Mr. Willmott through the exercise of stock options exercisable more than 60 days from the date hereof.

5)
Includes 1,245,620 shares that may be obtained by Mr. Van Horn through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 1,366,380 shares that may be obtained by Mr. Van Horn through the exercise of stock options exercisable more than 60 days from the date hereof.

6)
Includes 1,097,014 shares that may be obtained by Mr. Ehrlich through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 1,366,380 shares that may be obtained by Mr. Ehrlich through the exercise of stock options exercisable more than 60 days from the date hereof.

7)
Includes 692,080 shares that may be obtained by Mr. Pelizza through the exercise of stock options that are currently exercisable or will become exercisable within 60 days. Does not include 1,366,380 shares that may be obtained by Mr. Pelizza through the exercise of stock options exercisable more than 60 days from the date hereof.

8)
Includes 139,250 shares that may be obtained by Mr. Erdahl through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 301,000 shares that may be obtained by Mr. Erdahl through the exercise of stock options exercisable more than 60 days from the date hereof.

9)
Includes 507,000 shares that may be obtained by Mr. Ireland through the exercise of stock options and deferred compensation plans that are currently exercisable or will become exercisable within 60 days. Does not include 301,000 shares that may be obtained by Mr. Ireland through the exercise of stock options exercisable more than 60 days from the date hereof.

10)
Includes 1,125,000 shares obtainable at $0.12 per share pursuant to warrants that are exercisable through August 21, 2005 and 225,000 shares that may be obtained through the exercise of options under the Company's Deferred Compensation Plan.

11)
Includes 7,000,000 shares issued to William D. Witter and 3,618,950 shares issued to the Estate of William D. Witter.

12)
Includes 937,500 shares obtainable at $0.12 per share pursuant to warrants that are exercisable through August 21, 2005.

13)
Includes 618,750 shares obtainable at $0.12 per share pursuant to warrants that are exercisable through August 21, 2005.

14)
Includes 750,000 shares obtainable at $0.12 per share pursuant to warrants that are exercisable through August 21, 2005.

15)
Includes 318,750 shares obtainable at $0.12 per share pursuant to warrants that are exercisable through August 21, 2005.

16)
Includes 750,000 shares obtainable at $0.12 per share pursuant to warrants that are exercisable through August 21, 2005.

17)
Includes 375,000 shares obtainable at $0.12 per share pursuant to warrants that are exercisable through August 21, 2005.

18)
Includes 225,000 shares obtainable at $0.12 per share pursuant to warrants that are exercisable through August 21, 2005.

19)
Includes 187,500 shares obtainable at $0.12 per share pursuant to warrants that are exercisable through August 21, 2005.

20)
Includes 150,000 shares obtainable at $0.12 per share pursuant to warrants that are exercisable through August 21, 2005.

PLAN OF DISTRIBUTION

        The number of shares registered for resale and covered by this Prospectus is 112,846,759 and represents 84% of the total outstanding shares of Common Stock after issuance of all shares of Common Stocks issuable under the warrants registered hereunder. The Securities may be sold from time to time by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made in the over-the-counter market at prices and on terms then prevailing or in negotiated transactions.

        Brokers may receive compensation in the from of customary brokerage commissions, discounts or concessions from Selling Stockholders in amounts to be negotiated in connection with sales pursuant hereto. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

        All costs, expenses and fees in connection with the registration of the Securities will be borne by us. Commissions, discounts and transfer taxes, if any, attributable to the sales of the Securities will be borne by the Selling Stockholders. Certain of the Selling Stockholders have agreed to indemnify the Company, all other prospective holders of the shares registered hereby or any underwriter, as the case may be, and any of the respective affiliates, directors, officers and controlling persons, against certain liabilities in connection with the offering of the Securities pursuant to this Prospectus, including liabilities arising under the Securities Act. In addition, we have agreed to indemnify certain of the

Selling Stockholders, all other prospective subsequent holders of their shares registered hereby or any underwriter, as the case may be, and any of their respective affiliates, directors, officers and controlling persons, against certain liabilities in connection with the offering of the Securities pursuant to this Prospectus, including liabilities arising under the Securities Act.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The Selling Stockholders should be aware that the anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 will apply to purchases and sales of shares of Common Stock by the Selling Stockholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Regulation M, the Selling Stockholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our Common Stock while such Selling Stockholders are distributing shares covered by this Prospectus. Accordingly, the Selling Stockholders are not permitted to cover short sales by purchasing shares while the distribution is taking place. The Selling Stockholders are advised that if a particular offer of Common Stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then to the extent required, a post-effective amendment to the accompanying registration statement must be filed with the Securities and Exchange Commission.

EXPERTS

        The consolidated financial statements included in this Prospectus have been included in reliance on the report of Hein & Associates LLP, independent registered public accountants, given on the authority of said firm as experts in accounting and auditing.

        The information regarding the Company's Uranium Reserves Mineralized Materials described in the Section entitled "OUR BUSINESS" on page 14 of this Prospectus is included on reliance on the Douglas Report submitted by Richard F. Douglas, Ph.D., independent geologist, given on the authority of Mr. Douglas as an expert in the field of geology.

VALIDITY OF THE SECURITIES

        The validity of the Securities offered hereby was passed upon for the Company by Baker & Hostetler LLP, our legal counsel. Members of that firm currently beneficially own 183,100 shares of Uranium Resources common stock.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth

Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: Northwest Atrium Center, 400 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 233 Broadway, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

        The Company has filed with the Commission a Registration Statement on Form SB-2 under the Securities Act of 1933 (the "Securities Act"), of which this Prospectus constitutes a part, with respect to the shares of Common Stock offered hereby. The Registration Statement, including exhibits and schedules thereto, may be obtained from the Commission's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20459, upon payment of the fees prescribed by the Commission. Statements contained in this Prospectus as to the contents of any document referred to are not necessarily complete and in each instance reference is made to the copy of the appropriate document filed as an exhibit to, or incorporated by reference into, the Registration Statement, each statement being qualified in all respects by such reference.

        In addition, the Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. The Company is such a filer. The Commission web site address is (http://www.sec.gov). Investors may also contact the SEC's Public Reference Department at (800) SEC-0330.

GLOSSARY OF CERTAIN URANIUM INDUSTRY TERMS

claim	A claim is a tract of land, the right to mine of which is held under the federal General Mining Law of 1872 and applicable local laws.
concentrates	A product from a uranium mining and milling facility, which is commonly referred to as uranium concentrate or U3O8.
conversion	A process whereby uranium concentrates are converted into forms suitable for use as fuel in commercial nuclear reactors.
cut-off grade
Cut-off grade is determined by the following formula parameters: estimates over the relevant period of mining costs, ore treatment costs, general and administrative costs, refining costs, royalty expenses, process and refining recovery rates and uranium prices.
gross acres	Total acres under which we have mineral rights and can mine for uranium.
Indian Country
A term derived from jurisdictional determinations in criminal law enforcement proceedings under 18 U.S.C. § 1151 and understood to encompass territory situated within Indian reservations, land owned by Indian allottees and land within a dependent Indian community.
lixiviant
When used in connection with uranium in situ leach mining, a solution that is pumped into a permeable uranium ore body to dissolve uranium in order that a uranium solution can be pumped from production wells.
mineralized material
A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade. Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.
net acres	Actual acres under lease which may differ from gross acres when fractional mineral interests are not leased.
ore	Naturally occurring material from which a mineral or minerals of economic value can be extracted at a reasonable profit.
over feeding	Operating enrichment plants in a manner that reduces plant operating costs but increases the amount of uranium required to produce a given quantity of enriched uranium.
probable reserves
Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

proven reserves
Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.
reclamation	Reclamation involves the returning of the surface area of the mining and wellfield operating areas to a condition similar to pre-mining.
recoverable reserves
Reserves that are either proven or probable, are physically minable, and can be profitably recovered under conditions specified at the time of the appraisal, based on a positive feasibility study. The calculation of minable reserves is adjusted for potential mining recovery and dilution.
reserve	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
restoration
Restoration involves returning an aquifer to a condition consistent with our pre-mining use and removing evidences of surface disturbance. The restoration of wellfield can be accomplished by flushing the ore zone with native ground water and/or using reverse osmosis to remove ions to provide clean water for reinjection to flush the ore zone.
resources	A resource is a concentration of naturally occurring minerals in such a form that economic extraction is potentially feasible.
roll front	The configuration of sedimentary uranium ore bodies as they appear within the host sand. A term that depicts an elongate uranium ore mass that is "C" shaped.
shut-in	A term that refers to ceasing production or the absence of production.
shut-in royalty clause	A lease clause permitting the extension of a lease not held by production by payment of a per acre royalty.
slurry	Fine particles of uranium concentrated and suspended in water.
spot price	The price at which uranium may be purchased for delivery within one year.
surety obligations
A bond, letter of credit, or financial guarantee posted by a party in favor of a beneficiary to ensure the performance of its or another party's obligations, e.g., reclamation bonds, workers' compensation bond, or guarantees of debt instruments.

tailings
Waste material from a mineral processing mill after the metals and minerals of a commercial nature have been extracted; or that portion of the ore which remains after the valuable minerals have been extracted.
Trade Tech	A Denver-based publisher of information for the nuclear fuel industry; the successor to the information services business of Nuexco.
uranium or uranium concentrates	U3O8, or triuranium octoxide.
U3O8	Triuranium octoxide equivalent contained in uranium concentrates, referred to as uranium concentrate.
waste	Barren rock in a mine, or uranium in a rock formation that is too low in grade to be mined and milled at a profit.

URANIUM RESOURCES, INC. AND CONSOLIDATED SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements
For
The Period Ending June 30, 2004
&
The Years Ended December 31, 2003 and 2002

        The accounts of the Company are maintained in United States dollars. All dollar amounts in the financial statements are stated in United States dollars except where indicated.

URANIUM RESOURCES, INC.

CONSOLIDATED BALANCE SHEET

ASSETS

June 30, 2004

(Unaudited)

June 30, 2004
Current assets:
Cash and cash equivalents	$4,717,907
Receivables, net	—
Materials and supplies inventory	67,982
Prepaid and other current assets	107,765

Total current assets	4,893,654

Property, plant and equipment, at cost:
Uranium properties	43,215,676
Other property, plant and equipment	267,426
Less-accumulated depreciation, depletion and impairment	(41,370,422)

Net property, plant and equipment	2,112,680
Long-term investment:
Certificate of deposit, restricted	463,777

$7,470,111

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

CONSOLIDATED BALANCE SHEET

LIABILITIES AND STOCKHOLDERS' DEFICIT

June 30, 2004

(Unaudited)

June 30, 2004
Current liabilities:
Accounts payable	$524,029
Current portion of restoration reserve	1,073,765
Other accrued liabilities	161,683

Total current liabilities	1,759,477

Other long-term liabilities and deferred credits	3,633,442
Long-term debt, less current portion	585,000
Commitments and contingencies (Notes 1 and 2)
Shareholders' deficit:
Common stock, $.001 par value, shares authorized: 200,000,000; shares issued and outstanding (net of treasury shares): 128,281,198	128,434
Paid-in capital	59,789,286
Accumulated deficit	(58,416,110)
Less: Treasury stock (152,500 shares), at cost	(9,418)

Total shareholders' equity	1,492,192

$7,470,111

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Six Months Ended June 30,
	2004	2003
		(Restated)
Revenues:
Uranium sales—	$—	$—

Total revenue	0	0
Costs and expenses:
Cost of uranium sales—
Operating expenses	329,856	330,980
Credit for restoration and reclamation costs	(71,070)	—
Accretion expense for restoration reserves	130,855	169,121
Depreciation and depletion	13,171	16,127
Writedown of uranium properties and other uranium assets	—	142,646

Total cost of uranium sales	402,812	658,874

Loss from operations before corporate expenses	(402,812)	(658,874)
Corporate expenses—
General and administrative	716,891	454,263
Depreciation	1,700	2,207

Total corporate expenses	718,591	456,470

Loss from operations	(1,121,403)	(1,115,344)
Other income (expense):
Interest expense	(4,039)	(7,564)
Interest and other income, net	59,170	18,403

Loss before accounting change	(1,066,272)	(1,104,505)
Cumulative effect of accounting change, net of tax	—	1,447,070

Net earnings (loss)	$(1,066,272)	$342,565

Earnings (loss) before accounting change per common share:
Basic	$(0.01)	$(0.02)
Diluted	(0.01)	(0.02)
Cumulative effect of accounting change per common share:
Basic	—	0.02
Diluted	—	0.02
Net earnings (loss) per common share:
Basic	$(0.01)	$0.00

Diluted	$(0.01)	$0.00

Weighted average common shares and common equivalent shares per share data:
Basic	99,897,636	71,117,867

Diluted	99,897,636	71,117,867

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended June 30,
	2004	2003
		(Restated)
Cash flows from operations:
Net earnings (loss)	$(1,066,272)	$342,565
Reconciliation of net earnings (loss) to cash used in operations—
Credit for restoration and reclamation costs	(71,070)	—
Cumulative effect of accounting change	—	(1,447,070)
Accretion of restoration liability	130,855	169,121
Depreciation and depletion	14,871	18,334
Writedown of uranium properties and other assets	—	142,646
Decrease in restoration and reclamation accrual	(126,822)	—
Deferred compensation	84,262	71,092
Other non-cash items, net	93,060	67,356

Cash flow used in operations, before changes in operating working capital items	(941,116)	(635,956)
Effect of changes in operating working capital items—
(Increase) decrease in receivables	25,250	(25,250)
(Increase) decrease in inventories	(2,585)	1,610
Increase in prepaid and other current assets	(158,459)	(122,449)
Increase (decrease) in payables and accrued liabilities	470,218	(42,811)

Net cash used in operations	(606,692)	(824,856)
Investing activities:
Increase in certificate of deposit, restricted	(62,657)	—
Additions to property, plant and equipment—
Kingsville Dome	(358,069)	(25,876)
Rosita	(24,878)	(17,178)
Vasquez	(975,495)	(77,562)
Churchrock	(47,241)	(7,982)
Crownpoint	(44,794)	(14,048)
Other property	(18,148)	—

Net cash used in investing activities	(1,531,282)	(142,646)
Financing activities:
Proceeds from borrowings	—	—
Issuance of common stock, net	6,546,256	175,000

Net cash provided by financing activities	6,546,256	175,000

Net increase (decrease) in cash and cash equivalents	4,408,282	(792,502)
Cash and cash equivalents, beginning of period	309,625	1,025,469

Cash and cash equivalents, end of period	$4,717,907	$232,967

The accompanying notes to financial statements are an integral part of these consolidated statements.

 Uranium Resources, Inc.
Notes to Consolidated Financial Statements
June 30, 2004 (Unaudited)

1.     BASIS OF PRESENTATION

        The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB and Item 310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The accompanying statements should be read in conjunction with the audited financial statements included in the Company's 2003 Annual Report on Form 10-KSB. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for the full calendar year ending December 31, 2004.

2.     FUTURE OPERATIONS

        The financial statements of the Company have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Because of depressed uranium prices in 1999, we reduced our payroll and shut-in our uranium producing properties. From August 2000 through February 2004, we have had to rely on equity infusions to remain in business. We have raised a total of approximately $6.5 million allowing us to maintain the critical employees and assets of the Company until such time that uranium prices reached a level where it was prudent to commence operations. During this period uranium prices have ranged from a low of $7.10 per pound in 2001 to $18.50 at July 12, 2004. Also during this period, we performed ongoing restoration and reclamation at certain of our wellfields at Rosita and Kingsville Dome under restoration agreements with the State of Texas and our bonding company that allowed us access to $3.2 million that had been pledged to secure restoration bonds.

        In April 2003, October 2003, January 2004 and February 2004 the Company completed four private placements raising an aggregate of $175,000, $406,000, $350,000 and $325,000, respectively through the issuance of 4,375,000, 8,120,000, 3,500,000 and 3,250,000 shares of common stock, respectively. The funds raised in the private placements were used to fund the non-restoration overhead costs of the Company.

        In May 2004, we sold 39,317,005 shares of common stock in two private placements at $0.15 per share, receiving cash of $5,871,256, net of offering costs. With this funding we have commenced the development and mining of our Vasquez property in South Texas. We project that of the $5.9 million, $2.9 million will be utilized for wellfield and plant capital and $0.9 million will be for initial bonding requirements. We project the balance, or approximately $2.1 million, will be utilized for product operating costs and overheads until the uranium is available for inventory financing prior to its sale. The first sale of our production is slated for January 2005, with 600,000 pounds of uranium scheduled for delivery in each of the years 2005 through 2008.

        The Company will require inventory financing of approximately $2.2 million. We are actively seeking that financing. Ultimate cash bonding requirements will amount to a projected $2.8 million, the majority of which we anticipate will be funded via the proceeds from operations.

3.     STOCK BASED COMPENSATION

        The Company has four stock option plans, the Employees' Stock Option Plan, the Amended and Restated 1995 Stock Incentive Plan, the Directors' Stock Option Plan and the 2004 Directors' Stock Option Plan. The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with FAS 148, the Company's net loss and loss per share ("EPS") for the six months ended June 30, 2004 and 2003 would have been adjusted to the following pro forma amounts:

		Six Months Ended June 30,
		2004	2003
Net Earnings (Loss):	As reported	$(1,066,272)	$342,565
Pro forma stock based compensation costs under the fair value method, net of tax		(44,227)	(55,038)

Pro forma		$(1,110,499)	$287,527

Basic EPS:	As reported	$(0.01)	$0.00
	Pro forma	$(0.01)	$0.00
Diluted EPS:	As reported	$(0.01)	$0.00
	Pro forma	$(0.01)	$0.00

        The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2004: expected volatility of 149% and 179% and risk-free interest rates of $5.03% and $4.24%. Expected lives of 9.4 years and 5.7 years was used for options granted to employees and directors, respectively. The weighted average fair value of options granted in 2004 was $0.29. For grants in 2003: expected volatility of 165% and risk-free interest rates of 5.50%. An expected life of 5.7 years was used for options granted to employees and directors, respectively. The weighted average fair value of options granted in 2003 was $0.04.

        The FAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, and accordingly the resulting pro forma compensation cost may not be representative of that to be expected in future years.

4.     ASSET RETIREMENT OBLIGATION

        Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("FAS 143") which establishes an accounting standard requiring the recording of the fair value of liabilities associated with the retirement of long-lived assets in the period in which they are incurred. The Company adopted FAS 143 effective January 1, 2003.

        As a result of adoption of the FAS 143, the Company recorded a net reduction in its restoration liability of approximately $1.4 million at January 1, 2003. The Company had previously recorded the undiscounted future estimated restoration costs into expense. Under FAS 143, future restoration liabilities are usually added to the carrying value of the related asset but the Company has recorded them to expense because the associated properties had been fully impaired as of January 1, 2003. Under FAS 143 the present value of the restoration costs are recorded instead of the undiscounted amount. The difference between the present value and the undiscounted amounts of $1,447,000 as of December 31, 2002 appears in the June 30, 2003 Consolidated Statement of Operations as a cumulative effect of change in accounting principle. The estimated accretion expense for the change in the present value of the estimated liability recorded for the quarter ended June 30, 2004 and 2003 was $8,077 and $84,561, respectively. The estimated accretion expense for the change in the present value of the estimated liability recorded for the six months ended June 30, 2004 and 2003 was $130,855 and $169,121, respectively.

        The Company's financial statements for the six months ended June 30, 2003 have been restated to reflect the adoption of FAS 143 as of January 1, 2003. The adoption of FAS 143 resulted in increasing accretion expense by $169,121 and recording cumulative effect of the change in accounting principle of $1,447,070 for an increase in net income of $1,277,949 or $0.02 per share for the six months ended June 30, 2003.

        The following table shows the change in the balance of the restoration and reclamation liability during the three months and six months ended June 30, 2004 and 2003, respectively:

	Six Months Ended June 30,
	2004	2003
Reserve for future restoration and reclamation costs beginning of period	$3,480,656	$3,174,683
Accretion expense	130,855	169,121
Restoration provision adjustment	(197,892)	—

Reserve for future restoration and reclamation costs at end of period	$3,413,619	$3,343,804

5.     SHAREHOLDERS' EQUITY

Equity Infusion

        In 2003 and 2004 the Company sold shares of common stock in the following private placements:

Date	Price per Share	Amount	Shares Issued
May 2004	$0.15	$5,897,550	39,317,005
February 2004	$0.10	$325,000	3,250,000
January 2004	$0.10	$350,000	3,500,000
October 2003	$0.05	$506,000	8,120,000
April 2003	$0.04	$175,000	4,375,000

Increase in Authorized Shares

        In January 2004, the Company's stockholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the authorized shares of Common Stock, par value $0.001 per share (the "Common Stock"), from 100,000,000 to 200,000,000.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Uranium Resources, Inc.:
Lewisville, Texas

        We have audited the accompanying consolidated balance sheets of Uranium Resources, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, Stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Uranium Resources, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

        The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses due to depressed uranium prices and future working capital requirements are dependent on the Company's ability to generate profitable operations or raise additional capital. Should the Company not be able to generate profitable operations or raise additional capital, the Company could be forced to seek protection under the United States Bankruptcy Act. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        As discussed in Note 1 to the financial statements, the Company adopted, effective January 1, 2003, Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations.

HEIN & ASSOCIATES LLP

Dallas, Texas
January 30, 2004

URANIUM RESOURCES, INC.

CONSOLIDATED BALANCE SHEETS

ASSETS

Years Ending December 31, 2003 and 2002

	December 31,
	2003	2002
Current assets:
Cash and cash equivalents	$309,625	$1,025,469
Receivables, net	25,250	—
Materials and supplies inventory	65,397	67,163
Prepaid and other current assets	13,371	15,420

Total current assets	413,643	1,108,362

Property, plant and equipment, at cost:
Uranium properties	41,788,721	41,788,721
Other property, plant and equipment	254,960	253,956
Less-accumulated depreciation, depletion and impairment	(41,359,799)	(41,326,551)

Net property, plant and equipment	683,882	716,126
Long-term investment:
Certificate of deposit, restricted	401,120	1,397,515

	$1,498,645	$3,222,003

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS' DEFICIT

	December 31,
	2003	2002
Current liabilities:
Accounts payable	$107,136	$132,799
Current portion of restoration reserve	83,000	83,000
USF&G advances	—	943,924
Other accrued liabilities	108,358	114,172

Total current liabilities	298,494	1,273,895

Other long-term liabilities and deferred credits	4,680,943	5,680,029
Long-term debt, less current portion	585,000	585,000
Commitments and contingencies (Notes 1, 2, 3, 6 and 12)
Stockholders' deficit:
Common stock, $.001 par value, shares authorized: 100,000,000; shares issued and outstanding (net of treasury shares): 2003—81,824,193; 2002—69,329,193	81,977	69,482
Paid-in capital	53,211,487	52,642,982
Accumulated deficit	(57,349,838)	(57,019,967)
Less: Treasury stock (152,500 shares), at cost	(9,418)	(9,418)

Total Stockholders' deficit	(4,065,792)	(4,316,921)

	$1,498,645	$3,222,003

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2003	2002
Revenues:
Uranium sales—	$—	$—

Total revenue	0	0
Costs and expenses:
Cost of uranium sales—
Operating expenses	461,992	754,627
Provision (credit) for restoration and reclamation costs	(32,269)	368,568
Accretion expense for restoration reserves	338,242	—
Depreciation and depletion	29,299	35,674
Writedown of uranium properties and other uranium assets	340,287	514,730

Total cost of uranium sales	1,137,551	1,673,599

Loss from operations before corporate expenses	(1,137,551)	(1,673,599)
Corporate expenses—
General and administrative	879,755	1,195,603
Depreciation	3,949	6,791

Total corporate expenses	883,704	1,202,394

Loss from operations	(2,021,255)	(2,875,993)
Other income (expense):
Interest expense	(17,359)	(30,067)
Interest and other income, net	261,673	47,840

Loss before accounting change	(1,776,941)	(2,858,220)
Cumulative effect of accounting change, net of tax	1,447,070	—

Net loss	$(329,871)	$(2,858,220)

Loss before accounting change per common share:
Basic	(0.02)	(0.05)
Diluted	(0.02)	(0.05)
Cumulative effect of accounting change per common share:
Basic	0.02	—
Diluted	0.02	—
Net loss per common share:
Basic	$(0.00)	$(0.05)

Diluted	$(0.00)	$(0.05)

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

	Common Stock
			Paid-In Capital	Accumulated Deficit	Treasury Stock
	Shares	Amount
Balances, December 31, 2001	48,992,278	$49,145	$50,299,223	$(54,161,747)	$(9,418)
Net loss	—	—	—	(2,858,220)	—
Common stock issuance for Debt	5,096,248	5,096	606,454	—	—
Common stock issuance	15,240,667	15,241	1,737,305	—	—

Balances, December 31, 2002	69,329,193	$69,482	$52,642,982	$(57,019,967)	$(9,418)

Net loss	—	—	—	(329,871)	—
Common stock issuance	12,495,000	12,495	568,505	—	—

Balances, December 31, 2003	81,824,193	$81,977	$53,211,487	$(57,349,838)	$(9,418)

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2003	2002
Cash flows from operations:
Net loss	$(329,871)	$(2,858,220)
Reconciliation of net loss to cash used in operations—
Provision (credit) for restoration and reclamation costs	(32,269)	368,568
Cumulative effect of accounting change	(1,447,070)	—
Accretion of restoration liability	338,242	—
Depreciation and depletion	33,248	42,465
Writedown of uranium properties and other assets	340,287	514,730
Decrease in restoration and reclamation accrual	—	(559,976)
Deferred compensation	133,911	127,050
Other non-cash items, net	134,778	6,800

Cash flow used in operations, before changes in operating working capital items	(828,744)	(2,358,583)
Effect of changes in operating working capital items—
(Increase) decrease in receivables	(25,250)	10,884
(Increase) decrease in inventories	2,076	(310)
(Increase) decrease in prepaid and other current assets	(124,629)	1,591
Increase (decrease) in payables and accrued liabilities	(975,401)	1,004,651

Net cash used in operations	(1,951,948)	(1,341,767)
Investing activities:
Decrease in certificate of deposit, restricted	996,395	25,862
Additions to property, plant and equipment—
Kingsville Dome	(79,172)	(137,660)
Rosita	(37,962)	(56,226)
Vasquez	(162,865)	(241,277)
Churchrock	(21,612)	(23,174)
Crownpoint	(26,996)	(87,578)
Other property	(12,684)	(14,300)

Net cash provided by (used in) investing activities	655,104	(534,353)
Financing activities:
Proceeds from borrowings	—	600,000
Issuance of Common Stock, net	581,000	1,752,546

Net cash provided by financing activities	581,000	2,352,546

Net increase (decrease) in cash and cash equivalents	(715,844)	476,426
Cash and cash equivalents, beginning of year	1,025,469	549,043

Cash and cash equivalents, end of year	$309,625	$1,025,469

The accompanying notes to financial statements are an integral part of these consolidated statements.

URANIUM RESOURCES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Description of Company

        The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of Uranium Resources, Inc. ("URI") and its wholly owned subsidiaries (collectively "the Company"). All significant intercompany transactions have been eliminated in consolidation.

        URI was formed in 1977 and domesticated in Delaware in 1987. The Company is primarily engaged in the business of acquiring, exploring, developing and mining uranium properties, using the in situ leach ("ISL") or solution mining process. Historically, the primary customers of the Company have been major utilities who utilize nuclear power to generate electricity. The Company has been, in the past, involved in a number of significant ISL uranium mining joint venture arrangements and has also provided consulting, plant design and construction expertise to other companies. At present the Company owns development properties in South Texas and in New Mexico. The Company's Rosita and Kingsville Dome uranium production facilities in South Texas resumed operations in June 1995 and March 1996. Production was ceased at both sites in the first quarter of 1999 when each of the production facilities were shut-in and placed on stand-by due to depressed uranium prices. At the beginning of 2001 the uranium spot price was $7.10 per pound. Prices have steadily increased since that point to $9.60, $10.20 and $14.50, at the end of 2001, 2002 and 2003 respectively. The spot price of uranium was $17.50 at March 22, 2004. Groundwater restoration activities are currently ongoing at both Kingsville Dome and Rosita.

Inventories

        Materials and supplies inventory at the Company's Kingsville Dome and Rosita sites are valued at the lower of average cost or market.

Property, Plant and Equipment

	Property, Plant and Equipment Balances (net) At December 31,
	2003	2002
Uranium plant	$561,000	$564,000
Restoration equipment	53,000	78,000
Vehicles	64,000	65,000
Other	6,000	9,000

Total	$684,000	$716,000

        There is no value carried for the Company's mineral interests, which were written down to zero because of the depressed market price of uranium.

Uranium Properties

        Capitalization of Development Costs All acquisition and development costs (including financing, salary and related overhead costs) incurred in connection with the various uranium properties are capitalized. Exploration and evaluation costs associated with uranium properties are expensed as incurred until such time that the existence of a commercially minable uranium deposit is confirmed. All properties with significant acquisition or incurred costs are evaluated for their realizability on a property-by-property basis. Any impairment of such costs is recognized through a reduction in the net carrying value of the asset. (See Note 3—"Uranium Properties—Property Realizability").

        Depreciation and Depletion. Depletion of uranium mineral interests and related development costs is computed on a property-by-property basis using the units-of-production method based on the proved and probable recoverable uranium reserves as estimated periodically by the Company's geologists and engineers. Depreciation and depletion is provided on the investment costs, net of salvage value, of the various uranium properties' production plants and related equipment using the estimated production life of the uranium reserves. During the periods that our facilities are not in production, depletion on our mineral interests and development properties are ceased. Depreciation and depletion of our plant facilities, machinery and equipment continues, at significantly reduced amounts, in accordance with the level of stand-by activity being conducted at each site. Other ancillary plant equipment and vehicles are depreciated using a straight line method based upon the estimated useful lives of the assets.

Other Property

        Other property consists of corporate office equipment, furniture and fixtures and transportation equipment. Depreciation on other property is computed based upon the estimated useful lives of the assets. Repairs and maintenance costs are expensed as incurred. Gain or loss on disposal of such assets is recorded as other income or expense as such assets are disposed.

Capitalization of Interest

        The Company capitalizes interest cost with respect to properties undergoing exploration or development activities that are not subject to depreciation or depletion. The average interest rate on outstanding borrowings during the period is used in calculating the amount of interest to be capitalized. No interest was capitalized in the twelve months ended December 31, 2003 and 2002. Total interest costs in these periods were $17,000 and $30,000, respectively.

Restoration and Reclamation Costs

        Various federal and state mining laws and regulations require the Company to reclaim the surface areas and restore underground water quality to the pre-existing mine area average quality. Accruals for the estimated future cost of restoration and reclamation are made on a per-pound basis as part of production costs, or when it is determined by an engineering study that an adjustment to the accrual is required. During the years ended December 31, 2003 and 2002 the Company adjusted its accrual for restoration and reclamation costs by ($32,000) and $369,000, respectively, as a result of revisions to the Company's estimates for future restoration and reclamation activities.

        The Company has obtained financial surety relating to certain of its future restoration and reclamation obligations as required by the State of Texas regulatory agencies. Performance bonds have been issued for the benefit of the Company by United States Fidelity and Guaranty Company ("USF&G") for such activities. The amounts of these bonds were $2,800,000 and $2,900,000 at December 31, 2003 and 2002 respectively. USF&G has required that the Company deposit funds collateralizing a portion of the bonds it has issued. The amount of bonding issued by USF&G exceeded the amount of collateral by $2,434,000 at December 31, 2003 and 2002. In the event that USF&G is required to perform under the bonds or the bonds are called by the state agencies, the Company would be obligated to pay USF&G for its expenditures in excess of the collateral.

Revenue Recognition for Certain Uranium Sales

        The Company recognizes revenue from the sale of uranium under which substantially all of its obligations related to the delivery have been completed. There were no uranium sales made in the years ended December 31, 2003 or 2002.

Earnings Per Share

        Net earnings (loss) per common share—basic has been calculated based on the weighted average shares outstanding during the year and net earnings (loss) per common share—diluted has been calculated assuming the exercise or conversion of all dilutive securities. Due to net losses incurred for the two years presented there were no dilutive securities included in any of these years.

        The weighted average number of shares used to calculate basic and diluted loss per share were 72,774,000 and 57,684,000 in 2003 and 2002, respectively. The potential Common Stock that was excluded from the calculation of diluted earnings per share were 12,711,162 and 12,080,353 in 2003 and 2002, respectively.

Unamortized Debt Issuance Costs

        Debt discount and related expenses arising from the issuance of debt securities are amortized by the effective interest method.

Consolidated Statements of Cash Flows

        The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

        Additional disclosures of cash flow information follow:

	Twelve Months Ended December 31,
	2003	2002
Cash paid during the period for:
Interest	$9,000	$10,000

        Additional non-cash transactions occurred in 2003 and 2002 and such transactions are summarized as follows:

In 2002, the Company issued 5,096,248 shares of Common Stock to certain private investors in satisfaction of outstanding indebtedness	$611,550

Restricted Cash

        At December 31, 2003 and 2002 the Company had pledged a certificate of deposit of $401,000 and $1,398,000, respectively, in order to collateralize surety bonds required for future restoration and reclamation obligations related to the Company's South Texas production and development properties. These funds are not readily available to the Company and are not included in cash equivalents. During 2003 the Company received funding secured by these assets of approximately $54,000 to conduct restoration activities in South Texas. In 2003, the collateral and the corresponding accrued liability was reduced by approximately $997,000.

        In October 2000, the Company finalized an agreement with Texas regulatory authorities and the Company's bonding company that provided the Company access to up to $2.2 million of Company funds pledged to secure the Company's restoration bonds. These funds were used by the Company to perform restoration at the Company's Kingsville Dome and Rosita mine sites in South Texas. The initial agreement expired December 31, 2001 and subsequent restoration agreements were entered into covering the period from January 2002 through January 2003. These subsequent agreements provided us access to approximately $997,000 during this period to continue to conduct restoration activities.

Stock-Based Compensation

        In accordance with the Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, the Company has elected to apply the provisions of Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its stock-based compensation plans. Under APB No. 25, compensation is measured as the excess, if any, of the quoted market price of the Company's Common Stock over its acquisition price at the date of grant.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. Such estimates and assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Specifically regarding the Company's uranium properties, significant estimates were utilized in determining the carrying value of these assets. The actual value received from the disposition of these assets may vary significantly from these estimates based upon market conditions, financing availability and other factors.

        Regarding the Company's reserve for future restoration and reclamation costs, significant estimates were utilized in determining the future costs and timing to complete the groundwater restoration and surface reclamation at the Company's mine sites. The actual cost to conduct these activities may vary significantly from these estimates.

Risks and Uncertainties

        Historically, the market for uranium has experienced significant price fluctuations. Prices are significantly impacted by global supply and demand which is affected by the demand for nuclear power, political and economic conditions, governmental legislation in uranium producing and consuming countries, and production levels and costs of production of other producing companies. Increases or decreases in prices received could have a significant impact on the Company's future results of operations.

        The Company has outstanding bond obligations issued on its behalf by USF&G at December 31, 2003. The Company has deposited funds collateralizing a portion of these bonds. In the event that USF&G is required to perform under the bonds or the bonds are called by the state agencies, the Company would be obligated to pay USF&G for its expenditures in excess of the collateral. See "Summary of Significant Accounting Policies—Restoration and Reclamation Costs" for further discussion.

Impact of Recent Accounting Pronouncements

        In April 2003, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("FAS 149"). FAS 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under FAS 133, Accounting for Derivative Instruments and Hedging Activities. FAS 149 is generally effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have an impact on the Company's results of operations or financial position at December 31, 2003.

        In May 2003, the FASB issued Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("FAS 150"). FAS 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. FAS 150 is effective for all financial instruments entered into of modified after May 31, 2003. The adoption of FAS 150 did not have an impact on the Company's results of operations or financial position at December 31, 2003.

        Effective January 1, 2003 the Company adopted the FASB issued Statements of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 provides financial accounting and reporting guidance for costs associated with exit or disposal activities, including one-time termination benefits, contract termination costs other than for a capital lease, and costs to consolidate facilities or relocate employees. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. Adoption of the standard had no current impact on the Company's earnings or financial position.

        In December 2002, the FASB issued FAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement 123, ("FAS 148"). FAS 148 amends FAS 123 to provide alternative transition methods for an entity's voluntary change in their accounting for stock-based compensation from the intrinsic method to the fair value method under FAS 123. In addition, FAS No. 148 amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company currently plans to continue to account for its stock-based compensation using the intrinsic value method as prescribed by APB No. 25 and will comply with the quarterly disclosure requirements in 2004.

        Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations ("FAS 143") which establishes an accounting standard requiring the recording of the fair value of liabilities associated with the retirement of long-lived assets in the period in which they are incurred. The Company adopted FAS 143 effective January 1, 2003.

        As a result of adoption of the FAS 143, the Company recorded a net reduction in its restoration liability of approximately $1.4 million at January 1, 2003. The Company had previously recorded the undiscounted future estimated restoration costs into expense. Under FAS 143, future restoration liabilities are usually added to the carrying value of the related asset but the Company has recorded them to expense because the associated properties have been fully impaired. Under FAS 143 the present value of the restoration costs are recorded instead of the undiscounted amount. The difference between the present value and the undiscounted amounts of $1,447,000 as of December 31, 2002 appears in the Consolidated Statement of Operations as a cumulative effect of change in accounting principle. The estimated accretion expense for the change in the present value of the estimated liability recorded for 2003 was ($338,000).

        The following table shows the change in the balance of the restoration and reclamation liability during the year ended December 31, 2003:

Year Ended December 31, 2003
Reserve for future restoration and reclamation costs at January 1, 2003	$3,174,683
Accretion expense	338,242
Restoration provision adjustment	(32,269)

Reserve for future restoration and reclamation costs at December 31, 2003	$3,480,656

        The following table shows on a pro forma basis the effect on net loss of the estimated accretion cost as if FAS 143 had been adopted on January 1, 2002:

		Year Ended December 31, 2002
Net loss reported		$(2,858,220)
Accretion expense		303,161

Net loss pro forma		(3,161,381)
Loss per common share:
As reported:	Basic	$(0.05)
	Diluted	$(0.05)
Pro forma:	Basic	$(0.06)
	Diluted	$(0.06)

2.     FUTURE OPERATIONS

        The financial statements of the Company have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Because of depressed uranium prices the Company ceased production activities in 1999 at both of its two producing properties and these properties remain non-producing.

        In 1999 and the first quarter of 2000 the Company monetized all of its remaining long-term uranium sales contracts and sold certain of its property and equipment to maintain a positive cash position. The Company expects to resume production activities, including seeking the necessary development financing, when there is a recovery in the market price of uranium.

        During 2002 and 2003, the Company sought to raise funds to permit it to continue operations until such time uranium prices increase to a level that will permit the Company to resume mining operations. In July 2002, April 2003 and October 2003 the Company completed three private placements raising an aggregate of $2,429,000 ($2,364,000 net of the costs of the offering), $175,000 and $406,000, respectively through the issuance of 20,336,915, 4,375,000 and 8,120,000 shares of Common Stock, respectively. The funds raised in the private placements were used to fund the non-restoration overhead costs of the Company. Included in the July 2002 offering was the conversion of $611,550 in principal and accrued interest for demand notes that were issued on May 29, 2002. The shares issued in the private placements represent approximately 40% of the outstanding Common Stock of the Company. The completion of the private placements resulted in a significant dilution of the current stockholders' equity in the Company.

        In January and February, 2004 we received $675,000 of temporary interim funding from investors by issuing 6,750,000 shares of Common Stock at $0.10 per share in a private placement transaction. We expect the equity raised from this private placement will allow us to remain in business until April 2004.

        In addition, in October 2000, the Company finalized an agreement with Texas regulatory authorities and the Company's bonding company that provided the Company access to up to $2.2 million of Company funds pledged to secure the Company's restoration bonds. These funds were used by the Company to perform restoration at the Company's Kingsville Dome and Rosita mine sites in South Texas. The initial agreement expired December 31, 2001 and subsequent restoration agreements were entered into covering the period from January 2002 through January 2003. These subsequent agreements provided us access to approximately $997,000 during this period to continue to conduct restoration activities.

        On January 16, 2002 the Texas Department of Health requested that we post additional financial security in the amount of $3.5 million and threatened enforcement action if we failed to do so. We objected to the request. After consultation with the Department and several interim extensions, on March 1, 2004 we entered into a Restoration Performance Agreement with the Texas Department of Health, the Texas Commission for Environmental Quality and United States Fidelity and Guaranty Insurance Company that resolves the bonding issues. Through the Restoration Performance Agreement we agreed to fund ongoing groundwater restoration at the Kingsville Dome and Rosita mine sites at specified treatment rates, utilizing a portion of our cash flow from sales of uranium from the Vasquez site as a substitute for additional bonding.

        Should the Company be unable to achieve profitable operations or raise additional capital, it may be forced to seek protection under federal bankruptcy laws. The accompanying financial statements do not purport to reflect or provide for the consequences of a possible bankruptcy proceeding. In particular, such financial statements do not purport to show (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to liabilities, the amount that may be allowed for claims and contingencies, or the status and priority thereof; (c) as to shareholder accounts, the effect of any changes that may be made in the capitalization of the Company; and (d) as to operations, the effect of any changes that may be made in its business. These factors raise substantial doubt concerning the ability of the Company to continue as a going concern.

3.     URANIUM PROPERTIES

Property Realizability

        The Company's potential illiquidity has necessitated a reevaluation of the Company's method of valuing its uranium properties for accounting purposes. Prior to the fourth quarter of 1999, the Company had valued its uranium properties on a held for production basis, i.e., assuming that each property would be ultimately placed into production. Because of the Company's potential illiquidity, the Company determined that the liquidation value of the physical assets of each property best represented the fair market value of its long-term assets, and this valuation was used in determining the amount of impairment applicable to each of the Company's uranium properties.

        The Company applied the discounted cash flow method for valuing the properties, because it represented the most reasonable method available. Under this method, the Company reduced the carrying value of its uranium properties by $340,000 in 2003 and $515,000 in 2002 with a corresponding charge against earnings.

Kingsville Dome Property

        In 1981, the Company acquired an exploration property in South Texas, known as Kingsville Dome, from Exxon Corporation. After significant production in 1988-1990, the property was put on a standby basis because of low uranium spot prices and production ceased in September 1990.

        Wellfield development activities began in December 1995 at Kingsville Dome which lead to the resumption of production at the property in March 1996. The Company ceased uranium production operations in the first quarter of 1999 and the property was placed on standby.

        Cost of uranium sales in 2003 and 2002 in the Consolidated Statements of Operations includes $239,000 and $346,000, respectively of costs incurred to maintain the facility while Kingsville Dome was on standby and not in production. At December 31, 2003, the Company believes that the property contains a significant amount of undeveloped mineralized uranium material. The Company has recorded impairment provisions in the years ended December 31, 2003 and 2002 of approximately $79,000 and $91,000, respectively, for the Kingsville Dome property. The net carrying value of the property was approximately $417,000 and $426,000 at December 31, 2003 and 2002 respectively. Such assets consisted of plant buildings, uranium processing equipment and uranium drying facilities of $378,000 and $378,000 in 2003 and 2002 respectively and field facilities, restoration and other equipment of $39,000 and $48,000 in 2003 and 2002 respectively.

Rosita Property

        In late 1985, the Company acquired several lease holdings in a uranium prospect ("Rosita") in South Texas. Construction and development activities began in the first quarter of 1990 and were completed in September 1990 with production commencing immediately thereafter. The property was originally put on a standby basis and production ceased in March 1992.

        Wellfield development activity began in early 1995 at Rosita which lead to the resumption of production at the property in June 1995. The Company ceased uranium production operations in the first quarter of 1999 and the property was placed on standby.

        Cost of uranium sales in 2003 and 2002 in the Consolidated Statements of Operations includes $234,000 and $415,000, respectively of costs incurred to maintain the facility while Rosita was on standby and not in production. The Company has recorded impairment provisions in the years ended December 31, 2003 and 2002 of approximately $38,000 and $55,000, respectively for the Rosita property. The net carrying value of the property at December 31, 2003 and 2002 was approximately $199,000 and $219,000, respectively. Such assets consisted of plant buildings and uranium processing equipment of $177,000 and $180,000 in 2003 and 2002 respectively and restoration and other equipment of $22,000 and $39,000 in 2003 and 2002 respectively.

Vasquez Property

        The Company holds a mineral lease on 842 gross and net acres located in southwestern Duval County, in South Texas.

        On March 22, 2004, the lawsuit over the validity of these leases was settled. The Court of Appeals for the Fourth District in San Antonio, Texas affirmed the decision of the trial court on summary judgment that our leases were in full force and effect and awarding us our attorney's fees. The landowners and the intervenor have decided not to pursue the matter further and have accepted the judgment of the Court of Appeals. The landowners have also agreed to a new lease on the property extending the term of the lease to February 2008, in exchange for which the Company has agreed to forego the award of attorney's fees.

        The leases provide for royalties based on uranium sales.

        All of the required permits to begin uranium production for this property have been received from the Texas Commission on Environmental Quality and the Texas Department of Health.

        The Company has recorded impairment provisions in the years ended December 31, 2003 and 2002 of approximately $163,000 and $241,000, respectively for the Vasquez property. The net carrying value of the property was written down to zero at December 31, 2003.

Churchrock Properties

        In December 1986, the Company acquired properties in the Churchrock region of New Mexico.

        In September 1991, an additional 200 acres of leases were obtained in exchange for a future production royalty payment which, based upon the expected selling price of the uranium production, may vary between 5% and 10%.

        Permitting activities are currently ongoing on both of these properties. The net carrying value of these properties were written down to zero. Such writedown resulted in a pre-tax charge against earnings of approximately $22,000 and $23,000 in 2003 and 2002, respectively.

Crownpoint Property

        In August 1988, the Company acquired the Crownpoint property, consisting of 163 acres of leases and related equipment and buildings for cash payments of $550,000, amounts payable in future years of $950,000 and a sliding scale overriding royalty on future production. The present value of the future payable amount, $407,054 at December 31, 1996, is recorded as a purchase money obligation. Additionally, also in 1988, the Company staked 321 acres of claims in the same area. We are currently in negotiations for a lease on a 60% mineral interest in certain of the acreage. The net carrying value of these properties were written down to approximately $61,000 at December 31, 2003 and 2002 and consisted primarily of plant buildings and equipment. Such writedown resulted in a pre-tax charge against earnings of approximately $27,000 and $88,000 in 2003 and 2002, respectively.

West Largo and Roca Honda

        In March 1997 the Company acquired the fee interest in 177,000 acres in northwestern New Mexico. Several significant occurrences of uranium mineralization are known to be within this acreage including the uranium mineralized properties called West Largo and Roca Honda. Significant uranium exploration was conducted by other companies on these properties in the past and we own the result of these past drilling and exploration programs.

        The net carrying value of the property at December 31, 2003 is zero. Impairment provisions resulted in a pre-tax charge against operations of approximately $12,000 and $12,000 in 2003 and 2002, respectively.

4.     CONTRACT COMMITMENTS

Sales Contracts

        Long-term contracts have historically been the primary source of revenue to the Company.

        In August 2003, we signed a sales contract to deliver approximately 300,000 pounds of uranium annually for the years 2005-2008. In January 2004, we signed a second uranium supply contract to deliver approximately 300,000 pounds annually for the years 2005-2008.

        The Company must continue to secure new profitable uranium sales contracts in order for it to continue in existence. Demonstrated profitability under such new contracts will form the basis for the Company to be able to secure the requisite financing/equity infusion to resume production at its mine sites. The profitability under such new contracts will depend on a number of factors including the cost of producing uranium at the Company's mining properties, the Company's ability to produce uranium to meet its sales commitments and the spot market price of uranium.

5.     SHORT-TERM DEBT

Demand Notes

        In May 2002 the Company obtained a $600,000 loan by issuing demand notes to private investors that were existing Stockholders of the Company. Principal on the notes was due upon demand by the note holders, and interest was due and payable on the first day of every August, November, February and May at the rate of 11% per annum. Holders of the notes had the right, but not the obligation to purchase Common Stock or other equity securities offered by the Company in any subsequent private placements by paying for such purchase by forgiving unpaid interest and/or principal due and unpaid on the notes at $0.12 per share. The $611,550 in principal and accrued interest under the demand notes was converted in July 2002 into 5,096,248 shares of Common Stock of the Company.

6.     LONG-TERM DEBT

Convertible Note

        In 2000, the Company issued a $135,000 Convertible Note due July 17, 2005 in settlement of certain outstanding claims. Interest on the Convertible Note is due at maturity and the Note bears interest at a rate of 6% per annum. The Company may prepay the Note at any time and the holder of the Note may convert all principal and accrued interest into shares of the Company's Common Stock at a conversion price of $0.75 per share.

Summary of Long-Term Debt

	At December 31,
	2003	2002
Long-term debt of the Company consists of:
Crownpoint property (Note 3)	$450,000	$450,000
Convertible Note	135,000	135,000

	585,000	585,000
Less—Current portion	—	—

Total long-term debt	$585,000	$585,000

        Maturities of long-term debt are as follows:

For the Twelve Months Ended:		For the Twelve Months Ended:
December 31, 2003	$—	December 31, 2006	$—
December 31, 2004	$—	December 31, 2007	$—
December 31, 2005	$135,000	December 31, 2008 and beyond	$450,000

7.     RELATED-PARTY TRANSACTIONS

Demand Notes

        In May 2002 the Company obtained a $600,000 loan by issuing demand notes to private investors that were existing Stockholders of the Company. See Note 5 Short Term Debt for the issuance and conversion of the demand notes.

8.     STOCKHOLDERS' DEFICIT

Common Stock

Common Stock Issued in 2002

        In July 2002, the Company raised an additional $2.4 million of equity by the issuance of 20.3 million shares of Common Stock at $0.12 per share to a group of private investors. Included in the issuance was 5.1 million shares of Common Stock that were issued to some of these investors in satisfaction of an outstanding demand note of $600,000 plus accrued interest of $11,550 that was issued in May 2002. Interest accrued on this note at a rate of 11% per annum.

Common Stock Issued in 2003

        In April 2003, the Company raised an additional $175,000 of equity by the issuance of 4,375,000 shares of Common Stock at $0.04 per share to a group of private investors.

        In October 2003, the Company raised an additional $406,000 of equity by the issuance of 8,120,000 shares of Common Stock at $0.05 per share to a group of private investors.

Increase in Authorized Shares

        In January 2004, the Company's stockholders approved an amendment to the Company's Restated Certificate of Incorporation to increase the authorized shares of Common Stock, par value $0.001 per share (the "Common Stock"), from 100,000,000 to 200,000,000.

Stock Options

Directors Stock Options

        On June 19, 2001, the Company granted options to certain directors of URI to purchase 300,000 shares of the Company's Common Stock at an exercise price of $0.22 per share. The grants were comprised of 200,000 options to replace the options that expired and were canceled in 2001 and 100,000 options granted to a newly elected director. All such options are immediately exercisable and are scheduled to expire June 19, 2011 or 30 days after the holder ceases to be a director of the Company or one year after such holder's death, whichever occurs first. None of these options have been exercised and 100,000 of these options were cancelled as of December 31, 2003.

Options Issuable for Deferred Compensation

        The Company has a 1999 Deferred Compensation Plan (the "1999 Plan") and Deferred Compensation Plans for 2000-2001, 2002 and 2003 (the "2000-2003 Plans") whereby executive officers and directors were permitted to defer up to 100% of their compensation for the years 1999-2003.

        Under the 1999 Deferred Compensation Plan (the "1999 Plan") executive officers and directors of the Company and its subsidiaries were permitted to defer until January 11, 2006 up to 100% of their 1999 salary. At the time of the deferral election, a participant could elect to receive payment of up to 100% of the deferred amount of salary in shares of our Common Stock. A total of $241,690 was deferred under the 1999 Plan of which $133,450 was paid by issuing 355,861 shares of Common Stock at $0.375 per share. As of December 31, 2003, $108,240 remains outstanding as deferred compensation under the 1999 Plan.

        Under the 2000-2003 Plans the executive officers and directors were permitted to defer up to 100% of their 2000, 2001, 2002 and 2003 salary with payment thereof to be made on January 11, 2006. On or before that date, the participant may elect to receive the deferred amount in shares of our Common Stock valued at $0.20 per share. As of December 31, 2003, a total of $647,050 has been deferred under those plans and no elections have yet been made to convert any such amounts into shares.

Market for Common Stock

        From November 14, 2000 until August 22, 2001 the Company's Common Stock was quoted on the Pink Sheets. From August 22, 2001 until June 24, 2003 we were quoted on the OTCBB. Since June 25, 2003 we have been quoted on the Pink Sheets.

9.     STOCK-BASED COMPENSATION PLANS

        The Company has three stock option plans, the Employees' Stock Option Plan, the Stock Incentive Plan and the Directors' Stock Option Plan. The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with FAS 148, the Company's net loss and loss per share ("EPS") for the year ended December 31, 2003 and 2002 would have been adjusted to the following pro forma amounts:

	2003	2002
Net Earnings (Loss): As reported	$(329,871)	$(2,858,220)
Pro forma stock based compensation costs under the fair value method, net of tax	(138,392)	(93,608)

Pro forma	$(468,263)	$(2,951,828)
Basic EPS: As reported	$0.00	$(0.05)
Pro forma	$(0.01)	$(0.05)
Diluted EPS: As reported	$0.00	$(0.05)
Pro forma	$(0.01)	$(0.05)

        The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2003: expected volatility of 165% and risk-free interest rates of 5.50%. An expected life of 5.7 years was used for options granted to the employees and directors, respectively. The weighted average fair value of options granted in 2003 was $0.04. No options were granted in 2002.

        The FAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, and accordingly the resulting pro forma compensation cost may not be representative of that to be expected in future years.

        The Directors' Stock Option Plan provides for the grant of 20,000 stock options to each of the non-employee directors along with additional annual grants of stock options upon re-election as directors at the Company's annual meeting or at June 1 of each year if no annual meeting is held. Also, on January 15, 1992, the Board of Directors approved the grant of 577,248 stock options under the Employees' Stock Option Plan. All of the previously outstanding options were canceled upon the effectiveness of the new options. All of the options covered by this grant have been exercised or have expired unexercised at December 31, 2003. On August 10, 1994, the Board of Directors increased the available options under the Employees' Stock Option Plan and the Directors' Stock Option Plan to 850,000 and 150,000 options, respectively. There are 250,200 and 73,000 stock options outstanding under these plans, respectively at December 31, 2003. On October 11, 1995, the Board of Directors elected to discontinue grants under the Employees' Stock Option Plan with the adoption of a stock incentive plan covering key employees. The Stock Incentive Plan provides for the grant of a maximum of 750,000 stock options. These options may be qualified or nonqualified. On June 5, 1998, the Company's stockholders elected to increase the available options under the Stock Incentive Plan to 1,250,000 options. During 2000 the Company's board of directors elected to increase the available options under the Stock Incentive Plan to 4,000,000, subject to stockholder approval. Such approval was received in March 2001. As of December 31, 2003, there are 2,993,820 options outstanding under the Stock Incentive Plan.

        Additional details about the options granted under the stock option plans are as follows:

			At December 31, 2003
Date of Grant	Exercise Price	Options Granted	Options Available for Exercise	Options Exercised	Options Canceled	Options Outstanding
January 15, 1992	$2.94	617,248	—	327,625	289,623	—
May 22, 1992	$3.00	2,000	—	1,000	1,000	—

Balances at December 31, 1992		619,248	—	328,625	290,623	—

February 26, 1993	$2.50	10,000	—	2,500	7,500	—
May 27, 1993	$3.50	2,000	—	500	1,500	—

Balances at December 31, 1993		631,248	—	331,625	299,623	—

July 11, 1994	$4.38	20,000	20,000	—	—	20,000
August 10, 1994	$4.25	140,000	19,000	1,000	120,000	19,000
December 15, 1994	$5.88	3,000	2,000	—	1,000	2,000

Balances at December 31, 1994		794,248	41,000	332,625	420,623	41,000

February 24, 1995	$4.13	210,000	100,000	—	110,000	100,000
April 12, 1995	$3.88	10,000	10,000	—	—	10,000
May 26, 1995	$3.75	40,000	20,000	—	20,000	20,000
August 16, 1995	$8.38	100,000	100,000	—	—	100,000
August 31, 1995	$6.88	127,508	40,200	—	87,308	40,200
October 11, 1995	$6.94	35,000	35,000	—	—	35,000
December 19, 1995	$5.50	3,000	2,000	—	1,000	2,000

Balances at December 31, 1995		1,319,756	348,200	332,625	638,931	348,200

February 22, 1996	$9.75	178,810	58,420	—	120,390	58,420
May 29, 1996	$17.00	3,000	2,000	—	1,000	2,000
May 30, 1996	$16.13	75,000	—	—	75,000	—
July 22, 1996	$11.13	50,000	—	—	50,000	—

Balances at December 31, 1996		1,626,566	408,620	332,625	885,321	408,620

February 10, 1997	$7.125	182,405	57,300	—	125,105	57,300
April 1, 1997	$5.50	55,000	55,000	—	—	55,000
May 1, 1997	$5.00	3,000	2,000	—	1,000	2,000

Balances at December 31, 1997		1,866,971	522,920	332,625	1.011,426	522,920

February 23, 1998	$2.9375	172,000	94,000	—	78,000	94,000
June 5, 1998	$2.50	3,000	2,000	—	1,000	2,000

Balances at December 31, 1998		2,041,971	618,920	332,625	1,090,426	618,920

June 18, 1999	$0.25	2,000	2,000	—	—	2,000

Balances at December 31, 1999		2,043,971	620,920	332,625	1,090,426	620,920

September 27, 2000	$0.20	2,250,000	1,687,500	—	—	2,250,000

Balances at December 31, 2000		4,293,971	2,308,420	332,625	1,090,426	2,870,920

February 28, 2001	$0.19	475,500	444,100	—	31,400	444,100
June 19, 2001	$0.22	20,000	—	—	20,000	—

Balances at December 31, 2001		4,789,471	2,752,520	332,625	1,141,826	3,315,020

	—	—	—	—	—

Balances at December 31, 2002		4,789,471	2,752,520	332,625	1,141,826	3,315,020

June 1, 2003	$0.04	3,000	—	—	1,000	2,000

Balances at December 31, 2003		4,792,471	2,752,520	332,625	1,142,826	3,317,020

        The exercise price for the options granted under the stock option plans has been the approximate market price of the Common Stock on the date granted. The terms of the options provide that no options may be exercised for one year after grant, and then for ratable exercise over the subsequent four-year period, with a total exercisable period of ten years.

        The exercise price for the options granted under the Stock Incentive Plan has been the approximate market price of the Common Stock on the date granted. The terms of the options are determined by the Board of Directors upon grant; however, no options may be exercised after a period of ten years. The weighted average fair value of options granted in 2003 was $0.04.

10.   FEDERAL INCOME TAXES

        The deferred federal income tax asset (liability) consists of the following:

	December 31,
	2003	2002
Property development costs—net of amortization	$8,500,000	$9,054,000
Accelerated depreciation	8,000	(36,000)
Restoration reserves	1,213,000	1,601,000
Net operating loss and percentage depletion carryforwards	—	7,000
Valuation allowance and other—net	(9,721,000)	(10,626,000)

Total deferred income tax asset (liability)	$0	$0

        Major items causing the Company's tax provision to differ from the federal statutory rate of 34% were:

	For the Twelve Months Ended December 31,
	2003		2002
	Amount	% of Pretax Income	Amount	% of Pretax Income
Pretax loss	$(329,871)		$(2,858,220)
Pretax loss times statutory tax rate	(112,000)	(34)%	(972,000)	(34)%
Increases in taxes resulting from:
Change in valuation allowance related to changes in temporary differences	112,000	34%	972,000	34%

Income tax benefit	$0	0%	$0	0%

        The Company's net operating loss carryforwards generated in 2003 and in prior years have generally been valued, net of valuation allowance, at Alternative Minimum Tax ("AMT") rates imposed by the 1986 Tax Reform Act ("the 86 ACT"). It is assumed that these deferred tax assets will be realized at such rates.

        At December 31, 2003, approximately $47,100,000 of percentage depletion (available for regular tax purposes) had not been utilized to shelter book income and is available to carry forward to future accounting periods. The Company received refunds of $138 and $305 from prior year's federal income payments in 2003 and 2002, respectively.

        The Company also has available for regular federal income tax purposes at December 31, 2003 estimated net operating loss ("NOL") carryforwards of approximately $42,100,000 which expire primarily in 2005 through 2024, if not previously utilized. Following the sale of stock in 2001 use of the Company's NOL will be severely limited on an annual and aggregate basis. For this reason, the NOL is not included as a deferred tax asset in the table above.

11.   OTHER LONG-TERM LIABILITIES AND DEFERRED CREDITS

        Other long-term liabilities and deferred credits on the balance sheet consisted of:

	December 31,
	2003	2002
Reserve for future restoration and reclamation costs, net of current portion of $83,000 in 2003 and 2002 (Note 1)	$3,397,656	$4,538,753
Long-term accounts and interest payable	27,996	19,896
Royalties payable	500,000	500,000
Deferred compensation	755,291	621,380

	$4,680,943	$5,680,029

12.   COMMITMENTS AND CONTINGENCIES

        The Company's mining operations are subject to federal and state regulations for the protection of the environment, including water quality. These laws are constantly changing and generally becoming more restrictive. The ongoing costs of complying with such regulations have not been significant to the Company's annual operating costs. Future mine closure and reclamation costs are provided for as each pound of uranium is produced on a unit-of-production basis. The Company reviews its reclamation obligations each year and determines the appropriate unit charge. The Company also evaluates the status of current environmental laws and their potential impact on their accrual for costs. The Company believes its operations are in compliance with current environmental regulations.

        The Company is from time to time involved in various legal proceedings of a character normally incident to its business. Management does not believe that adverse decisions in any pending or threatened proceedings will have a material adverse effect on the Company's financial condition or results of operations.

13.   DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

        Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure about the fair value of financial instruments. The Company is unable to assess the fair value of its debt instrument at December 31, 2003 due to the Company's financial position and its inability to secure comparable financing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers.

        Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of his service as a director or officer of the corporation, or his service, at the corporation's request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees) that are actually and reasonably incurred by him ("Expenses"), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by him, in connection with the defense or settlement of such action, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity for such Expenses as the court deems proper. The General Corporation Law of the State of Delaware also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the General Corporation Law of the State of Delaware provides the general authorization of advancement of a director's or officer's litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases, and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement or otherwise.

        The Bylaws of the Company provide for the broad indemnification by the directors and officers of the Company and for advancement of litigation expenses to the fullest extent permitted by current Delaware law. The Company also has entered into indemnification contracts with its directors and officers.

        The Company maintains a policy of directors and officers liability insurance which reimburses the Company for expenses which it may incur in connection with the foregoing indemnity provisions and which may provide direct indemnification to directors and officers where the Company is unable to do so.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Registrant pursuant to the above, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 25. Other Expenses of Issuance and Distribution.

Securities and Exchange Commission registration fee
Legal fees and expense	*	$25,000
Accounting fees and expenses	*	$3,500

Other	*	$3,000

Total	*	$31,500

*
Estimated. None of such expenses will be paid by Selling Stockholders

Item 26. Recent Sales of Unregistered Securities

        In October 2003 we sold 8,120,000 shares of common stock at $0.05 per share (an aggregate of $406,000) in a transaction not involving a public offering under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D thereunder, to a limited number of accredited investors.

        In January and February 2004 we sold 3,500,000 and 3,250,000 shares of common stock respectively at $0.10 per share (an aggregate of $675,000) in a transaction not involving a public offering under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D thereunder, to a limited number of accredited investors.

        In May 2004 we sold 39,317,005 shares of common stock at $0.15 per share (an aggregate of $5,897,550) in a transaction not involving a public offering under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D thereunder to a limited number of accredited investors.

Item 27. Exhibits

        See page E-1 for a list of Exhibits filed with this Registration Statement.

Item 28. Undertakings.

        The undersigned registrant hereby undertakes:

(1)
to file, during any period in which offers or sales of the registered securities are being made, a post-effective amendment to this Registration Statement:

(i)
to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

(ii)
to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)
to include any additional or changed material information on the plan of distribution.

(2)
that, for determining liability under the Securities Act, each such post-effective amendment shall be treated as a new registration statement of the securities offered, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)
to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the provisions described in Item 24 above, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Registration Statement, as amended, to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, as of this 16th day of August, 2004.

URANIUM RESOURCES, INC.
By:	/s/ PAUL K. WILLMOTT Paul K. Willmott President

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement, as amended, has been signed by the following persons in the capacities and as of the dates indicated.

Signature	Title	Date

/s/ PAUL K. WILLMOTT Paul K. Willmott	Chairman, Chief Executive Officer, President and Director (Principal Executive Officer)	August 16, 2004
/s/ THOMAS H. EHRLICH Thomas H. Ehrlich	Chief Financial Officer (Principal Financial and Accounting Officer)	August 16, 2004
/s/ LELAND O. ERDAHL Leland O. Erdahl	Director	August 16, 2004
/s/ GEORGE R. IRELAND George R. Ireland	Director	August 16, 2004

S-1

EXHIBIT INDEX

Exhibit Number	Description
3.1*	Restated Certificate of Incorporation of the Company (filed with the Company's Form SB-2, Registration No. 333-117653 on July 26, 2004).
3.2*	Restated Bylaws of the Company (filed with the Company's Form S-3 Registration No. 333-17875 on December 16, 1996).
4.1*
Common Stock Purchase Agreement dated February 28, 2001 between the Company and Purchasers of the Common Stock of the Company (filed with the Company's Annual Report on Form 10-KA dated July 26, 2001, SEC File Number 000-17171).
5.1	Opinion of Baker & Hostetler LLP, counsel to the Company.
10.1*	Amended and Restated Directors Stock Option Plan (filed with the Company's Form S-8 Registration No. 333- 00349 on January 22, 1996).
10.2*	Amended and Restated Employee's Stock Option Plan (filed with the Company's Form S-8 Registration No. 333-00403 on January 24, 1996).
10.3*	Amended and Restated 1995 Stock Incentive Plan, dated June 2, 2004 (filed with the Company's Form SB-2, Registration No. 333-117653 on July 26, 2004).
10.4*	Non-Qualified Stock Option Agreement dated June 19, 2001 between the Company and Leland O. Erdahl (filed with the Company's 10-QSB dated August 13, 2001, SEC File Number 000-17171).
10.5*	Non-Qualified Stock Option Agreement dated June 19, 2001 between the Company and George R. Ireland (filed with the Company's 10-QSB dated August 13, 2001, SEC File Number 000-17171).
10.6*	Non-Qualified Stock Option Agreement dated June 19, 2001 between the Company and Rudolf J. Mueller (filed with the Company's 10-QSB dated August 13, 2001, SEC File Number 000-17171).
10.7*
Summary of Supplemental Health Care Plan (filed with Amendment No. 1 to the Company's Form S-1 Registration Statement (File No. 33-32754) as filed with the Securities and Exchange Commission on February 20, 1990).
10.8*
License to Explore and Option to Purchase dated March 25, 1997 between Santa Fe Pacific Gold Corporation and Uranco, Inc. (filed with the Company's Annual Report on Form 10-K dated March 31, 1997, SEC File Number 000-17171).
10.9*	Compensation Agreement dated June 2, 1997 between the Company and Paul K. Willmott (filed with the Company's Annual Report on Form 10-K dated March 31, 1998, SEC File Number 000-17171).
10.10*	Compensation Agreement dated June 2, 1997 between the Company and Richard A. Van Horn (filed with the Company's Annual Report on Form 10-K dated March 31, 1998, SEC File Number 000-17171).
10.11*	Compensation Agreement dated June 2, 1997 between the Company and Thomas H. Ehrlich (filed with the Company's Annual Report on Form 10-K dated March 31, 1998, SEC File Number 000-17171).

E-1

10.12*	Compensation Agreement dated June 2, 1997 between the Company and Mark S. Pelizza (filed with the Company's Annual Report on Form 10-K dated March 31, 1998, SEC File Number 000-17171).
10.13*	Uranium Resources, Inc. 1999 Deferred Compensation Plan (filed with the Company's Annual Report on Form 10-K dated March 31, 1999, SEC File Number 000- 17171).
10.14*	Uranium Resources, Inc. Deferred Compensation Plan for 2002 (filed with the Company's Quarterly Report on Form 10-QSB dated November 13, 2002, SEC File Number 000-17171).
10.15*	Uranium Resources, Inc. Deferred Compensation Plan for 2003 (filed with the Company's Quarterly Report on Form 10-QSB dated November 13, 2002, SEC File Number 000-17171).
10.16*	Uranium Resources, Inc. Deferred Compensation Plan for 2004 (filed with the Company's Quarterly Report on Form 10-QSB, dated May 14, 2004).
10.17*
Groundwater Performed Restoration Agreement dated March 1, 2004 between the Company, the Texas Commission on Environmental Quality, the Texas Department of Health and the United States Fidelity & Guaranty Company (filed with the Company's Quarterly Report on Form 10-QSB, dated May 14, 2004).
10.18*	2004 Directors Stock Option Plan (filed with the Company's Form SB-2, Registration No. 333-117653 on July 26, 2004).
21*	List of subsidiaries (filed with Company's Registration Statement on Form SB-2 dated November 8, 2001, Registration No. 333-73014).
23.1	Consent of Independent Public Accountants.
23.2	Consent of Baker & Hostetler LLP (included in Exhibit 5.1).
23.3	Consent of Independent Geologist.
24.1	Power of Attorney.

*
Not filed herewith. Incorporated by reference pursuant to Rule 12b-32 under the Securities Exchange Act of 1934.

E-2